As filed with the Securities and Exchange Commission on October 16, 1996
                                                      Registration No. 333-12541


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-14

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                       Pre-Effective Amendment No. 1 [ X ]
                      Post-Effective Amendment No.   [   ]

                         LEGG MASON CASH RESERVE TRUST
               (Exact Name of Registrant as Specified in Charter)

                            111 South Calvert Street
                           Baltimore, Maryland 21202
                    (Address of Principal Executive Offices)

                                 (410) 539-0000
                 (Registrant's Area Code and Telephone Number)

                             CHARLES A. BACIGALUPO
                            111 South Calvert Street
                           Baltimore, Maryland 21202
                    (Name and Address of Agent for Service)

                                   Copies to:
                           LINDA L. RITTENHOUSE, ESQ.
                             BRIAN F. MCNALLY, ESQ.
                        Kirkpatrick  & Lockhart LLP
                      1800 Massachusetts Avenue, N.W.
                                 Second Floor
                          Washington, D.C. 20036-1800
                           Telephone: (202) 778-9000

         Approximate Date of Proposed Public Offering: as soon as practicable after this Registration Statement becomes effective.


         The Registrant has filed a declaration registering an indefinite number of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. Accordingly, no filing fee is payable herewith. The Registrant filed on October 26, 1995, the notice required by Rule 24f-2 for its fiscal year ended August 31, 1995 and will shortly file the notice required by Rule 24f-2 for its fiscal year ended August 31, 1996.



         The Registrant amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, by action pursuant to Section 8(a), may determine.

                         LEGG MASON CASH RESERVE TRUST
                        Form N-14 Cross Reference Sheet


         Part A Item No.                           Prospectus/Proxy
         and Caption                               Statement Caption
1.       Beginning of Registration                 Cover Page
         Statement and Outside Front Cover
         Page of Prospectus
2.       Beginning and Outside Back Cover          Table of Contents
         Page of Prospectus
3.       Synopsis Information and Risk             Synopsis; Comparison of Principal
         Factors                                   Risk Factors
4.       Information About the Transaction         Synopsis; The Proposed
                                                   Transactions; General Information
5.       Information About the Registrant          Synopsis; Comparison of Principal
                                                   Risk Factors; See also, the
                                                   Prospectus of Legg Mason Cash
                                                   Reserve Trust, dated April 1,
                                                   1996, previously filed on EDGAR,
                                                   Accession Number: 0000950169-96-
                                                   000074
6.       Information About the Company             Synopsis; Comparison of Principal
         Being Acquired                            Risk Factors; See also, the
                                                   Prospectus of Bartlett Cash
                                                   Reserves Fund, dated August 1,
                                                   1996, previously filed on EDGAR,
                                                   Accession Number: 0000950133-96-
                                                   001395; Supplement dated August
                                                   16, 1996 to Prospectus of
                                                   Bartlett Cash Reserves Fund,
                                                   previously filed on EDGAR,
                                                   Accession Number: 0000916641-
                                                   96-000720

7.       Voting Information                        Voting Information
8.       Interest of Certain Persons and           Not Applicable
         Experts
9.       Additional Information Required           Not Applicable
         for Reoffering by Persons Deemed
         to be Underwriters
         Part B Item No.                           Statement of Additional
         and Caption                               Information Caption
10.      Cover Page                                Cover Page
11.      Table of Contents                         Table of Contents
12.      Additional Information About the          Statement of Additional
         Registrant                                Information of Legg Mason Cash
                                                   Reserve Trust, dated April 1, 1996,
                                                   previously filed on EDGAR,
                                                   Accession Number: 0000950169-96-
                                                   000074
13.      Additional Information About the          Statement of Additional
         Company Being Acquired                    Information of Bartlett Cash
                                                   Reserves Fund, dated August 1,
                                                   1996, previously filed on EDGAR,
                                                   Accession Number: 0000950133-96-
                                                   001395


14.      Financial Statements                      Annual Report of Legg Mason
                                                   Cash Reserve Trust for Fiscal
                                                   Year Ended August 31, 1996,
                                                   previously filed on EDGAR,
                                                   Accession Number:
                                                   0000950169-96-000381


                                                   Annual Report of Bartlett Cash
                                                   Reserves Fund for Fiscal Year
                                                   Ended  March 31, 1996, previously
                                                   filed on EDGAR, Accession Number:
                                                   0000950169-96-000156


         Part C

         Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

Dear Shareholder:

     In January 1996, Bartlett & Co. became a wholly-owned subsidiary of Legg Mason, Inc., an investment firm headquartered in Baltimore, Maryland. We are pleased to report the merger of our operations has proceeded very smoothly.

     Because our affiliation with Legg Mason, Inc. has increased the numbers and types of products we can offer, we have evaluated the services and products we provide our clients and fund shareholders. Our evaluation helped us determine that we should consider the reorganization of several of the Bartlett mutual funds into two existing Legg Mason mutual funds and enclosed is a proxy statement asking you to vote on the following reorganization proposals:

     (bullet) The reorganization of Bartlett Cash Reserves Fund into Legg Mason Cash Reserve Trust.

     (bullet)  The  reorganization  of  both  Bartlett  Short Term Bond Fund and
               Bartlett Fixed Income Fund into Legg Mason U.S. Government Intermediate-Term Portfolio.

     In each case, the objectives of the funds to be reorganized are similar. We believe these reorganizations to be in your best interest, as shareholders, because the Legg Mason funds generally have better historical performance records (although historical performance is not indicative or predictive of future performance) and because of the added diversification and economies of scale larger funds can provide. We encourage you to read the proxy statement which provides additional detail on the reasons for the reorganizations. IF YOU ARE A BARTLETT CASH RESERVES FUND SHAREHOLDER, PLEASE PARTICULARLY REVIEW PROPOSAL 1. IF YOU ARE A SHAREHOLDER OF EITHER BARTLETT SHORT TERM BOND FUND OR BARTLETT FIXED INCOME FUND, PLEASE PARTICULARLY REVIEW PROPOSAL 2.

     After reviewing each matter carefully, the Boards of Trustees of the Bartlett Funds unanimously recommend that you vote FOR each proposal applicable to you.

     YOUR VOTE IS IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE TAKE A FEW MINUTES TO REVIEW THIS MATERIAL, CAST YOUR VOTE ON THE ENCLOSED PROXY CARD AND RETURN THE PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. YOUR PROMPT RESPONSE IS NEEDED TO AVOID COSTLY FOLLOW-UP MAILINGS.

     Thank you very much for your assistance.

Sincerely,



-------------------------------          --------------------------------
Dale H. Rabiner, CFA                     James B. Reynolds, CFA
Chairman                                 Chairman
Bartlett Capital Trust                   Bartlett Management Trust

                          BARTLETT CASH RESERVES FUND
                           BARTLETT FIXED INCOME FUND
                         BARTLETT SHORT TERM BOND FUND
                             36 East Fourth Street
                             Cincinnati, Ohio 45202

--------------------------------------------------------------------------------


                                JOINT NOTICE OF
                        SPECIAL MEETINGS OF SHAREHOLDERS
                                 TO BE HELD ON
                                DECEMBER 6, 1996
--------------------------------------------------------------------------------


         Special Meetings of Shareholders of Bartlett Cash Reserves Fund ("Cash Fund"), a series of Bartlett Management Trust ("Management Trust"), Bartlett Fixed Income Fund ("Fixed Income"), a series of Bartlett Capital Trust ("Capital Trust"), and Bartlett Short Term Bond Fund ("Short Term"), also a series of Capital Trust, will be held on December 6, 1996, at 36 East Fourth Street, Cincinnati, Ohio 45202, at 10:00 a.m., to act on the following matters, all as described in accompanying Prospectus/Proxy Statement:

         1. Approval or disapproval of an Agreement and Plan of Reorganization and Termination under which Legg Mason Cash Reserve Trust ("Cash Reserve") would acquire the assets of Cash Fund in exchange solely for shares of beneficial interest in Cash Reserve and the assumption by Cash Reserve of Cash Fund's liabilities, followed by the distribution of those shares to the shareholders of Cash Fund and the termination of Cash Fund and Management Trust;

         2. Approval or disapproval of an Agreement and Plan of Reorganization and Termination under which Legg Mason U.S. Government Intermediate-Term Portfolio ("Intermediate-Term"), a series of Legg Mason Income Trust, Inc., would acquire the assets of Fixed Income in exchange solely for shares of common stock of Intermediate-Term and the assumption by Intermediate-Term of Fixed Income's liabilities, followed by the distribution of those shares to the shareholders of Fixed Income and the termination of Fixed Income;

         3. Approval or disapproval of an Agreement and Plan of Reorganization and Termination under which Intermediate-Term would acquire the assets of Short Term in exchange solely for shares of common stock of Intermediate-Term and the assumption by Intermediate-Term of Short Term's liabilities, followed by the distribution of those shares to the shareholders of Short Term and the termination of Short Term; and

         4. To transact such other business as may properly come before the meeting or any adjournment thereof.

         Shareholders of record of Cash Fund, Fixed Income and Short Term as of ____________, 1996, are entitled to notice of and to vote at the meeting or any adjournment thereof.

                                      By Order of the Boards of Trustees.

Cincinnati, Ohio
October __, 1996
                                      Kathi D. Bair
                                      Secretary


                             YOUR VOTE IS IMPORTANT
  TO ENSURE A QUORUM, PLEASE COMPLETE AND RETURN THE PROXY FOR THE APPLICABLE
    FUND IN THE ENCLOSED ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE MEETING, YOUR PROXY WILL BE RETURNED TO YOU
                 UPON REQUEST TO THE SECRETARY OF THE MEETING.

                         LEGG MASON CASH RESERVE TRUST
             LEGG MASON U.S. GOVERNMENT INTERMEDIATE-TERM PORTFOLIO
                  (a series of Legg Mason Income Trust, Inc.)

                          Legg Mason Wood Walker, Inc.
                            111 South Calvert Street
                            Baltimore, MD 21203-1476
                           (Toll Free) 1-800-822-5544

                          BARTLETT CASH RESERVES FUND
                    (a series of Bartlett Management Trust)
                           BARTLETT FIXED INCOME FUND
                         BARTLETT SHORT TERM BOND FUND
                   (each a series of Bartlett Capital Trust)

                                 Bartlett & Co.
                             36 East Fourth Street
                             Cincinnati, Ohio 45202
                           (Toll Free) 1-800-822-5544

                           PROSPECTUS/PROXY STATEMENT
                                October __, 1996

         This Prospectus/Proxy Statement ("Proxy Statement") is being furnished to shareholders of Bartlett Cash Reserves Fund ("Cash Fund"), a series of Bartlett Management Trust ("Management Trust"), Bartlett Fixed Income Fund ("Fixed Income"), a series of Bartlett Capital Trust ("Capital Trust"), and Bartlett Short Term Bond Fund ("Short Term"), also a series of Capital Trust (each an "Acquired Fund" and collectively, the "Acquired Funds"), in connection with the solicitation of proxies by Management Trust's and Capital Trust's boards of trustees for use at a combined special meeting of shareholders of the Acquired Funds to be held on December 6, 1996, at 10:00 a.m., and at any adjournment thereof ("Meeting").

         As more fully described in this Proxy Statement, the primary purpose of the Meeting is to vote on three proposed reorganizations (each a "Reorganization" and collectively, the "Reorganizations"). Under one Reorganization, Legg Mason Cash Reserve Trust ("Cash Reserve") would acquire the assets of Cash Fund in exchange solely for shares of beneficial interest in Cash Reserve and the assumption by Cash Reserve of Cash Fund's liabilities. Those Cash Reserve shares then would be distributed to the shareholders of Cash Fund, so that each shareholder of Cash Fund would receive a number of full and fractional shares of Cash Reserve having an aggregate net asset value that, on the effective date of the Reorganization, is equal to the aggregate net asset value of the shareholder's shares in Cash Fund. Following the distribution, Cash Fund and Management Trust will be terminated.

         Under the other Reorganizations, Legg Mason U.S. Government Intermediate-Term Portfolio ("Intermediate-Term"), a series of Legg Mason Income Trust, Inc. ("Income Trust"), would acquire the assets of Fixed Income and Short Term, respectively, in exchange solely for shares of common stock of Intermediate-Term and the assumption by Intermediate-Term of Fixed Income's and Short Term's respective liabilities (Cash Reserve and Intermediate-Term are each sometimes referred to as "Acquiring Fund" and collectively as the "Acquiring Funds"). Those Intermediate-Term shares then would be distributed to the shareholders of Fixed Income and Short Term, respectively, so that each shareholder of Fixed Income and Short Term would receive a number of full and fractional shares of Intermediate-Term having an aggregate net asset value that, on the effective date of the Reorganizations, is equal to the aggregate net asset value of the shareholder's shares in Fixed Income or Short Term. Following these distributions, Fixed Income and Short Term will be terminated.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         Cash Reserve is a diversified money market fund with an investment objective to achieve stability of principal and current income consistent with stability of principal. Cash Reserve seeks to achieve its investment objective by investing in a portfolio of high-quality money market instruments maturing in 397 days or less. Both Cash Reserve and Cash Fund are money market funds that seek to maintain a stable $1.00 price per share.

         An investment in either Cash Reserve or Cash Fund is neither insured nor guaranteed by the U.S. Government. While each Fund seeks to maintain a stable net asset value of $1.00 per share, there can be no assurance that it will be able to do so.

         Intermediate-Term is a diversified bond fund with an investment objective of high current income consistent with prudent investment risk and liquidity needs. Under normal circumstances, Intermediate-Term invests at least 75% of its total assets in obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities or instruments secured by such securities, including repurchase agreements.

         Bartlett & Co., the investment adviser of each Acquired Fund, is a wholly-owned subsidiary of Legg Mason, Inc. Western Asset Management Company and Legg Mason Fund Adviser, Inc., the investment adviser and manager, respectively, of each Acquiring Fund, are also wholly-owned subsidiaries of Legg Mason, Inc.

         This Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Reorganizations and the Acquiring Funds that a shareholder should know before voting. This Proxy Statement is accompanied by the Prospectus of Cash Reserve, dated April 1, 1996, the Prospectus of Intermediate-Term, dated May 1, 1996, and the Annual Reports of Cash Reserve and Intermediate-Term for the fiscal years ended August 31, 1996 and December 31, 1995, respectively, all of which are incorporated by this reference into this Proxy Statement. A Statement of Additional Information dated October__, 1996, relating to the Reorganizations and including historical financial statements, has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by this reference. A Prospectus and Statement of Additional Information for each Acquired Fund, dated August 1, 1996 (as supplemented August 16, 1996), a Statement of Additional Information of Cash Reserve, dated April 1, 1996, and a Statement of Additional Information of Intermediate-Term, dated May 1, 1996, have been filed with the SEC and also are incorporated herein by this reference. Copies of these documents, as well as each Acquired Fund's Annual Report to Shareholders for the fiscal year ended March 31, 1996, may be obtained without charge and further inquiries may be made by contacting your Bartlett & Co. investment representative or by calling toll-free 1-800-822-5544.

                               TABLE OF CONTENTS

                                                                            Page

VOTING INFORMATION..........................................................

PROPOSAL 1:          APPROVAL OF THE REORGANIZATION OF BARTLETT
                     CASH RESERVES FUND INTO LEGG MASON CASH
                     RESERVE TRUST..........................................

                     -- SYNOPSIS............................................

                     -- COMPARISON OF PRINCIPAL RISK FACTORS................

                     -- THE PROPOSED TRANSACTION............................

PROPOSAL 2:          APPROVAL OF THE REORGANIZATIONS OF BARTLETT
                     FIXED INCOME FUND AND BARTLETT SHORT TERM
                     BOND FUND INTO LEGG MASON U.S. GOVERNMENT
                     INTERMEDIATE-TERM PORTFOLIO............................

                     -- SYNOPSIS............................................

                     -- COMPARISON OF PRINCIPAL RISK FACTORS................

                     -- THE PROPOSED TRANSACTIONS...........................

ADDITIONAL INFORMATION ABOUT LEGG MASON CASH RESERVE TRUST..................

ADDITIONAL INFORMATION ABOUT LEGG MASON U.S. GOVERNMENT
INTERMEDIATE-TERM PORTFOLIO.................................................

GENERAL INFORMATION.........................................................

MISCELLANEOUS...............................................................

APPENDIX A - AGREEMENTS AND PLANS OF REORGANIZATION AND TERMINATION

                          BARTLETT CASH RESERVES FUND
                    (a series of Bartlett Management Trust)

                           BARTLETT FIXED INCOME FUND
                         BARTLETT SHORT TERM BOND FUND
                   (each a series of Bartlett Capital Trust)



                           PROSPECTUS/PROXY STATEMENT

                        Special Meeting of Shareholders
                                 To Be Held On
                                December 6, 1996


                               VOTING INFORMATION

         This Prospectus/Proxy Statement ("Proxy Statement") is being furnished to shareholders of Bartlett Cash Reserves Fund ("Cash Fund"), a series of Bartlett Management Trust ("Management Trust"), Bartlett Fixed Income Fund ("Fixed Income"), a series of Bartlett Capital Trust ("Capital Trust"), and Bartlett Short Term Bond Fund ("Short Term"), also a series of Capital Trust (each an "Acquired Fund" and collectively, the "Acquired Funds") in connection with the solicitation of proxies by Management Trust's and Capital Trust's boards of trustees for use at a combined special meeting of shareholders to be held on December 6, 1996, and at any adjournment thereof ("Meeting"). This Proxy Statement will first be mailed to shareholders on or about October __, 1996.

         A majority of shares of an Acquired Fund outstanding on October __, 1996, represented in person or by proxy, must be present for the transaction of business by that Acquired Fund at the Meeting. If, with respect to any Acquired Fund, a quorum is not present at the Meeting or a quorum is present but sufficient votes to approve the proposal are not received, the persons named as proxies may propose one or more adjournments of the Meeting with respect to that Acquired Fund to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares of the Acquired Fund represented at the Meeting in person or by proxy. The persons named as proxies will vote those proxies that they are entitled to vote FOR the proposal in favor of such an adjournment and will vote those proxies required to be voted AGAINST the proposal against such adjournment. A shareholder vote may be taken on the proposals in this Proxy Statement prior to any such adjournment if sufficient votes have been received and it is otherwise appropriate.

         Broker non-votes are shares held in street name for which the broker indicates that instructions have not been received from the beneficial owners or other persons entitled to vote and for which the broker does not have discretionary voting authority. Abstentions and broker non-votes will be counted as shares present for purposes of determining whether a quorum is present but will not be voted for or against the adjournment or proposal. Accordingly, abstentions and broker non-votes effectively will be a vote against adjournment or against the proposal where the required vote is a percentage of the shares present or outstanding. Abstentions and broker non-votes will not be counted, however, as votes cast for purposes of determining whether sufficient votes have been received to approve the proposal.


         The individuals named as proxies on the enclosed proxy card will vote in accordance with your direction as indicated thereon if your proxy card is
received   properly  executed  by  you  or  by  your  duly  appointed  agent  or attorney-in-fact. If you sign, date and return the proxy card, but give no voting instructions, your shares will be voted in favor of approval of the Agreement and Plan of Reorganization and Termination, dated as of September 20, 1996 (each a "Reorganization Plan"), that involves your Acquired Fund. A copy of each Reorganization Plan is attached to this Proxy Statement at Appendix A. Under one Reorganization Plan, Legg Mason Cash Reserve Trust ("Cash Reserve") would acquire the assets of Cash Fund in exchange solely for shares of beneficial interest in Cash Reserve and the assumption by Cash Reserve of Cash Fund's liabilities; those Cash Reserve shares then would be distributed pro rata to Cash Fund's shareholders. Under the other
Reorganization  Plans,  Legg  Mason U.S.  Government   Intermediate-Term
Portfolio ("Intermediate-Term"), a series of Legg Mason Income Trust, Inc. ("Income Trust"), would acquire the assets of Fixed Income and Short Term, respectively, in exchange solely for shares of common stock in Intermediate-Term and the assumption by Intermediate-Term of Fixed Income's and Short Term's respective liabilities; those Intermediate-Term shares then would be distributed pro rata to Fixed Income and Short Term shareholders, respectively (These transactions are referred to herein each as a "Reorganization" and collectively, as the "Reorganizations"). After completion of the Reorganizations, each Acquired Fund will be terminated.


         In addition, if you sign, date and return the proxy card, but give no voting instructions, the duly appointed proxies may vote your shares, in their discretion, upon such other matters as may come before the Meeting. The proxy card may be revoked by giving another proxy or by letter or telegram revoking the initial proxy. To be effective, such revocation must be received by Management Trust and Capital Trust, as applicable, prior to the Meeting and must indicate your name and account number. In addition, if you attend the Meeting in person, you may, if you wish, vote by ballot at the Meeting, thereby canceling any proxy previously given.

         As of the record date, [__________], 1996 ("Record Date"), Cash Fund had [___________] shares, Fixed Income had [________] shares, and Short Term had [________] shares of beneficial interest outstanding. The solicitation of proxies, the cost of which will be borne by Legg Mason Fund Adviser, Inc. ("Fund Adviser") and Western Asset Management Company ("Western"), will be made primarily by mail but also may include telephone or oral communications by representatives of Fund Adviser who will not receive any compensation therefor from the Funds. Management does not know of any single shareholder or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934) who owned beneficially 5% or more of the shares of any Fund as of the Record Date. Trustees and officers of Cash Reserve and Income Trust own in the aggregate less than 1% of the shares of their respective funds.

         For voting purposes, the shareholders of each Acquired Fund will vote only on the Reorganization Plan applicable to that fund. Approval of a Reorganization Plan and consummation of the transactions contemplated thereby for one Acquired Fund do not depend on the approval of the other Reorganization Plan by the other Acquired Fund's shareholders and consummation of the transactions contemplated thereby.

         With respect to each transaction, approval of a Reorganization Plan requires the affirmative vote of a majority of the outstanding shares of the applicable Acquired Fund, which is defined for this purpose, as the lesser of
(1) more than 50% of the outstanding shares of the applicable fund or (2) 67% or more of the shares present at a shareholders' meeting if more than 50% of the outstanding shares are represented at the meeting in person or by proxy. Each outstanding full share of each Acquired Fund is entitled to one vote, and each outstanding fractional share thereof is entitled to a proportionate fractional share of one vote. If a Reorganization Plan is not approved by the requisite vote of shareholders of the applicable Acquired Fund, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Although the shareholders of the Acquired Funds may exchange or redeem out of a Fund, they do not have the appraisal rights that may be accorded to shareholders of corporations that propose similar types of reorganizations under the laws of some states.


PROPOSAL 1:       REORGANIZATION OF BARTLETT CASH RESERVE FUND INTO LEGG MASON
                  CASH RESERVE TRUST

                                    SYNOPSIS

         The following is a summary of certain information contained elsewhere in this Proxy Statement, the Prospectuses of Cash Fund and Cash Reserve, which are incorporated herein by reference, and the applicable Reorganization Plan. Shareholders should read this Proxy Statement and the Prospectus of Cash Reserve carefully. As discussed more fully below, Management Trust's board of trustees believes that the Reorganization will benefit Cash Fund's shareholders. Cash Fund and Cash Reserve have substantially similar investment objectives, although their investment policies may differ in some respects. It is anticipated that following the Reorganization, the former shareholders of Cash Fund will benefit from a fund providing historically comparable performance (although past performance is not indicative or predictive of future performance), with the added diversity and liquidity only a substantially larger fund can provide.

The Proposed Reorganization

         The board of trustees of Management Trust has considered and approved the Reorganization Plan with respect to Cash Fund at a meeting held on August 12, 1996. The Reorganization Plan provides for the acquisition of the assets of Cash Fund by Cash Reserve, in exchange solely for shares of beneficial interest of Cash Reserve and the assumption by Cash Reserve of the liabilities of Cash Fund. Cash Fund will then distribute those shares to its shareholders, so that each Cash Fund shareholder will receive the number of full and fractional shares that equals in value such shareholder's holdings in Cash Fund as of the Closing Date (defined below). Cash Fund and Management Trust then will be terminated as soon as practicable thereafter.

         The exchange of Cash Fund's assets for Cash Reserve shares and Cash Reserve's assumption of its liabilities will occur as of 4:00 p.m., on December 13, 1996 or such later date as the conditions to the closing are satisfied ("Closing Date").

         For the reasons set forth below under "The Proposed Transaction -- Reasons for the Reorganization," the board of trustees of Management Trust, including its trustees who are not "interested persons," as that term is defined in the Investment Company Act of 1940 ("1940 Act") ("Independent Trustees"), has determined that the Reorganization is in the best interests of Cash Fund, that the terms of the Reorganization are fair and reasonable and that the interests of Cash Fund's shareholders will not be diluted as a result of the
Reorganization. Accordingly, the board of trustees of Management Trust recommends approval of the transaction. In addition, Cash Reserve's board of trustees, including its Independent Trustees, has determined that the Reorganization is in the best interests of Cash Reserve, that the terms of the Reorganization are fair and reasonable and that the interests of Cash Reserve's shareholders will not be diluted as a result of the Reorganization.

Comparative Fee Table

         Certain fees and expenses that Cash Fund's shareholders pay, directly or indirectly, are different from those incurred by Cash Reserve shareholders. It is anticipated that, following the Reorganization, the former shareholders of Cash Fund will, as shareholders of Cash Reserve, be subject to total operating expenses as a percentage of net assets comparable to those experienced by Cash Fund.


         Bartlett & Co. ("Bartlett"), the investment adviser of Cash Fund, is currently paid by Cash Fund a management fee at the annual rate of 0.78% of that Fund's average daily net assets up to and including $500 million and 0.75% of such assets in excess of $500 million. Unlike Cash Reserve, the management fee paid by Cash Fund includes transfer agency, pricing, custodial, auditing and legal services, and general administrative and other operating expenses. Bartlett pays all of the expenses for Cash Fund except brokerage, taxes, interest and extraordinary expenses. Based on Cash Fund's average net assets of $81,590,332 for the year ended March 31, 1996, Cash Fund paid a management fee equal to 0.78% of its average daily net assets. Based on Cash Reserve's average net assets of $1,227,159,121 for the year ended August 31, 1996, Cash Reserve paid total operating expenses at the annual rate of 0.70%. Fund Adviser, the manager of Cash Reserve, is paid by that Fund a management fee, computed daily and paid monthly, at an annual rate of 0.50% of average daily net assets for the first $500 million, 0.475% of the next $500 million, 0.45% of the next $500 million, 0.425% of the next $500 million and 0.40% of assets in excess of $2 billion. With respect to Cash Reserve, Fund Adviser (not Cash Reserve) pays Western a fee for its investment advisory services ("advisory fee") at an annual rate of 30% of the fee received by Fund Adviser for management services. Following the Reorganization, Fund Adviser will continue to pay Western an advisory fee at the same annual rate. For the fiscal year ended August 31, 1996, Cash Reserve paid a management fee at the effective annual rate of 0.48% of average daily net assets. Following the Reorganization, the management fee and total expense ratio for the combined fund is expected to be 0.48% and 0.78%, respectively, of average daily net assets.


         Cash Reserve is authorized to pay a 12b-1 fee at the annual rate of up to 0.15% of its average daily net assets, However, Legg Mason Wood Walker, Inc. ("Legg Mason"), Cash Reserve's distributor, has not yet requested such payments. Beginning in January 1997, Legg Mason will likely request payment of a 12b-1 fee at the annual rate of 0.10% of Cash Reserve's average daily net assets. Legg Mason has agreed that it will not request an increase in this 0.10% 12b-1 fee during the first two years. Cash Fund pays no 12b-1 fee. Nonetheless, for at least the first year following the Reorganization, the total operating expenses for the combined fund are not expected to exceed Cash Fund's current 0.78% management fee. The following tables show (1) transaction expenses currently incurred by shareholders of each Fund and transaction expenses that each shareholder will incur after giving effect to the Reorganization, and (2) the current fees and expenses incurred for the fiscal year ended August 31, 1996 by Cash Reserve and for the fiscal year ended March 31, 1996 by Cash Fund, and pro forma fees for Cash Reserve after giving effect to the Reorganization (assuming imposition of an annual 0.10% 12b-1 fee).

Shareholder Transaction Expenses

                                          Cash        Cash      Combined
                                          Reserve     Fund      Fund

Sales charge on purchases of              None        None      None
shares
Sales charge on reinvested                None        None      None
dividends

Redemption fee or deferred                None        None      None
sales charge

Annual Fund Operating Expenses
(as a percentage of average net assets)


                                 Cash        Cash       Combined Fund
                                Reserve      Fund        (Pro Forma)
Management Fees                  0.48%      0.78%           0.48%
12b-1 Fees                       0.00%      0.00%           0.10%
Other Expenses                   0.22%      0.00%           0.20%
Total Fund Operating Expenses    0.70%      0.78%           0.78%


Example of Effect on Fund Expenses
         The following table illustrates the expenses on a $1,000 investment under the fees and the expenses stated above, assuming a 5% annual return and redemption at the end of each time period.


                            ONE YEAR    THREE YEARS    FIVE YEARS    TEN YEARS
Cash Reserve................    $7           $22           $39           $87
Cash Fund...................    $8           $25           $43           $97
Combined Fund...............    $8           $25           $43           $97


------------------------------

         This Example assumes that all dividends and other distributions are reinvested and that the percentage amounts listed under Annual Fund Operating Expenses remain the same in the years shown. The above tables and the assumption in this Example of a 5% annual return are required by regulations of the SEC applicable to all mutual funds; the assumed 5% annual return is not a prediction of, and does not represent, either Fund's projected or actual performance.

         This Example should not be considered a representation of past or future expenses, and each Fund's actual or pro forma expenses may be more or less than those shown. The actual expenses of Cash Reserve and the Combined Fund will depend upon, among other things, the level of their average net assets and the extent to which they incur variable expenses, such as transfer agency costs.

Forms of Organization

         Cash Reserve and Management Trust are both open-end management investment companies organized as business trusts under the laws of the Commonwealth of Massachusetts and the State of Ohio, respectively. Cash Reserve's Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest, no par value per share. Management Trust's Declaration of Trust also authorizes the issuance of an unlimited number of shares of beneficial interest, no par value per share. Cash Reserve commenced operations on November 2, 1979. Cash Fund commenced operations on February 16, 1988. Neither Fund is required to (and neither does) hold annual shareholder meetings.

         Under certain circumstances, shareholders may be held personally liable under Massachusetts law for obligations of Cash Reserve. To protect its shareholders, Cash Reserve's Declaration of Trust, filed with the Commonwealth of Massachusetts, expressly disclaims the liability of its shareholders for acts or obligations of Cash Reserve. The Declaration requires notice of this disclaimer to be given in each agreement, obligation or instrument Cash Reserve or its trustees enter into or sign. In the unlikely event a shareholder, based on the mere fact of being a shareholder, is held personally liable for Cash Reserve's obligations, Cash Reserve is required to use its property to protect or compensate the shareholder. On request, Cash Reserve will defend any claim made, and pay any judgment, against such a shareholder for any act or obligation of Cash Reserve. Therefore, financial loss resulting from liability as a shareholder will occur only if Cash Reserve itself cannot meet its obligations to indemnify shareholders and pay judgments against them.

Investment Objectives and Policies

         The investment objective and policies of each Fund are set forth below. There can be no assurance that either Fund will achieve its investment objective. An investment in either Fund is neither insured nor guaranteed by the U.S. Government. While each Fund seeks to maintain a stable net asset value of $1.00 per share, there can be no assurance that it will be able to do so.

         Cash Reserve. The investment objective of Cash Reserve is to achieve stability of principal and current income consistent with stability of principal. The Fund seeks to achieve its objective by investing in a portfolio of high quality money market instruments maturing in 397 days or less, including certain instruments of domestic and foreign banks and savings and loan institutions; commercial paper rated A-1 by Standard & Poor's ("S&P"), Prime- 1 by Moody's Investors Service, Inc. ("Moody's") or F-1 by Fitch Investors Service ("Fitch"); marketable obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities; repurchase agreements; corporate bonds with a remaining maturity of 397 days or less, rated AAA or AA by S&P or Aaa or Aa by Moody's and comparable unrated bonds; and U.S. dollar-denominated securities of foreign issuers.

         Cash Reserve may purchase only money market instruments determined by its adviser to present minimal credit risks and that are (1) rated in one of the two highest rating categories by at least two nationally recognized statistical rating organizations ("NRSROs") (or one, if only one NRSRO has rated the security) or, (2) if unrated, determined to be of comparable quality by the adviser pursuant to procedures adopted by Cash Reserve's Board of Trustees ("Eligible Securities"). The Fund may invest no more than 5% of its total assets in securities that are Eligible Securities but have not been rated in the highest short-term ratings category by at least two NRSROs (or by one NRSRO if only one NRSRO has assigned the obligation a short-term rating) or, if the obligations are unrated, determined by its adviser to be of comparable quality ("Second Tier Securities").

         Cash Reserve will not invest more than 5% of the value of its total assets in money market instruments of unseasoned issuers, including their predecessors, that have been in operation for less than three years, or in securities of any one issuer, except cash and cash items, repurchase agreements, and U.S. government obligations. The Fund will also not purchase market money instruments if, as a result, more than 25% of its total assets would be invested in any one industry (although investing in bank instruments, U.S. government obligations or instruments secured by these instruments, such as repurchase agreements, are not considered investments in any one industry).

         Cash Reserve may purchase variable and floating rate securities with remaining maturities in excess of 13 months, but with effective maturities calculated in accordance with Rule 2a-7 of the 1940 Act, as amended. Under the Rule, the Fund may also hold securities with maturities greater than 397 days as collateral for repurchase agreements and other collateralized transactions of short duration.

         Cash Fund. The investment objective of Cash Fund is to produce the highest level of current income consistent with stability of principal and liquidity. In seeking to achieve its objective, the Fund invests in a broad range of short-term money market securities, including U.S. government obligations; corporate debt securities (including commercial paper); municipal obligations; mortgage-related securities; financial services industry obligations; repurchase agreements; U.S. dollar denominated securities of foreign issuers; and shares of money market funds.

         Cash Fund invests only in U.S. dollar denominated securities that present minimal credit risks and that are rated in one of the two highest rating categories for debt obligations by at least two NRSROs (or one rating organization if the instrument was rated by only one such organization) or, if unrated, are of comparable quality. In addition, Cash Fund will not invest more than 5% of its total assets in: (1) securities of any one issuer (other than cash or U.S. government obligations), except that the Fund may invest more than 5% of its total assets in securities of an issuer in the highest rating category for up to three business days or (2) securities rated in the second highest rating category.

         Under normal conditions, Cash Fund invests at least 25% of its total assets in the financial services industry. Financial service industry obligations include fixed income securities issued by domestic and foreign banks, domestic savings and loan associations, consumer and industrial finance companies, securities brokerage companies, real estate-related companies, leasing companies, and a variety of firms in all segments of the insurance field such as multiline, property and casualty, and life insurance. Such obligations include certificates of deposit, bankers' acceptances and other debt obligations.
         Cash Fund may purchase floating and variable rate demand notes with stated maturities in excess of 397 days but will not invest more than 10% of the value of its net assets in floating or variable rate demand obligations as to which the Fund cannot exercise the demand feature on not more than seven days' notice if there is no secondary market available for these obligations and in other securities that are not readily marketable.

         Other Policies. Both Funds maintain a dollar-weighted average portfolio of 90 days or less and purchase only instruments having remaining maturities of 397 days or less (except for Cash Fund's U.S. government obligations, which will have remaining maturities of 762 days or less). Neither Fund may invest more than 1% of its total assets or $1 million (whichever is greater) in the Second Tier Securities of a single issuer; in accordance with internal operating policies, both Funds currently invest only in securities rated in the highest short-term ratings category by at least two NRSROs, or one, if only one NRSRO has rated the security, or if unrated, determined by the respective advisers to be of comparable quality ("First Tier Securities"). Both Funds may engage in repurchase and reverse repurchase agreements; however, neither Fund will invest more than 10% of its net assets in securities that are illiquid, including repurchase agreements with maturities in excess of seven days.

Operations of Cash Reserve Following the Reorganization

         As noted above, there are differences in the investment policies of the two Funds. It is not expected, however, that Cash Reserve will revise its investment policies following the Reorganization to reflect those of Cash Fund. Based on its review of the investment portfolios of each Fund, Fund Adviser believes that most, if not all, of the assets held by Cash Fund will be consistent with the investment policies of Cash Reserve and thus can be transferred to and held by Cash Reserve. If the Reorganization is approved, Cash Fund will sell, prior to the effective time of the Reorganization, any assets that are inconsistent with Cash Reserve's investment policies. The proceeds of any such sales will be held in temporary investments or reinvested in assets that qualify to be held by Cash Reserve. The possible need for Cash Fund to dispose of assets prior to the effective time of the Reorganization could result in selling securities at a disadvantageous time and could result in Cash Fund's realizing losses that would not otherwise have been realized. After the Reorganization, the trustees and officers of Cash Reserve and its investment adviser, manager, distributor and other outside agents will continue to serve Cash Reserve in their current capacities.

Purchases and Redemptions

         Shares of Cash Reserve may be purchased through a brokerage account with Legg Mason or with an affiliate that has a dealer agreement with Legg Mason. The minimum initial investment in Cash Reserve for each account, including investments made by exchange from other Legg Mason funds, is $1,000, and the minimum investment for each purchase of additional shares is $500, with certain exceptions set forth in Cash Reserve's prospectus. The minimum initial investment in Cash Fund is $5,000 ($250 for IRAs or other tax sheltered retirement plans). Additional purchases may be made in amounts of $100 or more.

         Because the Funds incur certain fixed costs in maintaining shareholder accounts, Cash Reserve and Cash Fund may elect to close any account with a current value due to redemptions of less than $500 or $5,000 ($250 for tax sheltered retirement plans), respectively. In both cases, shareholders will be allowed 60 days (Cash Reserve) or 30 days (Cash Fund) in which to make additional investments in order to avoid having their accounts closed. For a discussion of Cash Reserve's redemption procedures, see "How You Can Redeem Your Trust Shares" in the Cash Reserve prospectus.

         If the Reorganization is approved, Cash Fund shares will cease to be offered on _________, 1996, so that shares of Cash Fund will no longer be available for purchase or exchange starting on _______, 1996 (the next business day). If the Meeting is adjourned and the Reorganization is approved on a later date, Cash Fund shares will no longer be available for purchase or exchange on the business day following the date on which the Reorganization is approved and all contingencies have been met. Redemptions of Cash Fund's shares and exchanges of such shares for shares of any other Bartlett funds may be effected through the Closing Date.

Exchanges

         The exchange policies of the Funds are substantially identical. Shares of Cash Reserve are exchangeable for shares of any other Legg Mason mutual fund, and shares of Cash Fund may be exchanged for shares of any other Bartlett mutual fund. Neither Fund charges an exchange fee. However, exchanges into any Legg Mason fund with an initial sales charge will be made at net asset value plus the applicable sales charge. See "Shareholder Services -- Exchange Privilege" in the Cash Reserve prospectus for further information on exchanges.

Dividends and Other Distributions

         Each Fund declares as dividends all of its net investment income each Business Day and pays dividends in cash or additional Fund shares each month. Since Cash Reserve's policy, under normal circumstances, is to hold portfolio securities to maturity and to value portfolio securities at amortized cost, it does not expect to realize any capital gain or loss. However, if Cash Reserve does realize any net short-term capital gains it will distribute them at least once every 12 months. Distributions by Cash Fund of net short-term gains, if any, are distributed at least once a year.

         On or before the Closing Date, Cash Fund will declare as a dividend substantially all of its net tax-exempt interest income, taxable net investment income and net short-term capital gain, if any, and distribute that amount plus any previously declared but unpaid dividends, in order to continue to maintain its tax status as a regulated investment company. Cash Fund will pay these distributions only in cash.

Calculation of Net Asset Value

         Net asset value per share of each Fund is determined twice daily, as of 12:00 noon, Eastern time, and the close of business of the New York Stock Exchange (normally 4:00 p.m., Eastern time). Cash Reserve calculates net asset value per share by subtracting its liabilities from its total assets and dividing the result by the number of shares outstanding and attempts to maintain a stable net asset value by using the amortized cost method of valuation. Cash Fund computes net asset value per share by dividing the sum of the value of the securities held by it plus any cash or other assets minus all liabilities (including estimated accrued expenses) by the total number of shares outstanding at such time, rounded to the nearest cent, known as the penny-rounding method of pricing. While each Fund attempts to maintain a net asset value of $1.00, there is no guarantee that they will be able to do so.

Federal Income Tax Consequences of the Reorganization

         Cash Reserve has received an opinion of Kirkpatrick & Lockhart LLP, its counsel, and Cash Fund has received an opinion of Brown, Cummins & Brown Co., L.P.A., its counsel, each to the effect that the Reorganization will constitute a tax-free reorganization within the meaning of section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended ("Code"). Accordingly, no gain or loss will be recognized to either Fund or its shareholders as a result of the Reorganization. See "The Proposed Transaction -- Federal Income Tax Considerations."

                      COMPARISON OF PRINCIPAL RISK FACTORS

         Because Cash Reserve's investment objective is substantially similar to that of Cash Fund, the investment risks of the two Funds are generally similar. These risks are those typically associated with investing in money market funds. Certain differences are identified below. See the Prospectus of Cash Reserve, which accompanies this Proxy Statement, for a more detailed discussion of the investment risks of Cash Reserve.
         There can be no assurance that either Fund will achieve its investment objective. In periods of declining interest rates, the market value of the fixed income securities in which the Funds invest generally will rise, and in periods of rising interest rates the opposite generally will be true. Also, when interest rates are falling, net cash inflows from the continuous sale of a Fund's shares are likely to be invested in portfolio instruments producing lower yields than the balance of that Fund's portfolio, thereby reducing its yield. In periods of rising interest rates, the opposite can be true.

         Each Fund may purchase variable and floating rate securities with remaining maturities in excess of 13 months. The yield on these securities is adjusted in relation to changes in specific rates, such as the prime rate, and different securities may have different adjustment rates. The Funds' investments in these securities must comply with conditions established by the SEC under which they may be considered to have remaining maturities of 13 months or less. Certain of these obligations carry a demand feature that gives a Fund the right to tender them back to the issuer or a remarketing agent and receive the principal amount of the obligation prior to maturity. The demand feature often is backed by letters of credit or other credit support arrangements provided by banks or other financial institutions, the credit standing of which affects the credit quality of the obligation. The ability of a party to fulfill its obligations under a letter of credit or guarantee might be affected by possible financial difficulties of its borrowers, adverse interest rate or economic conditions, regulatory limitations or other factors.

         Cash Reserve and Cash Fund each is authorized to invest up to 10% of its assets in repurchase agreements maturing in more than seven days. Repurchase agreements carry certain risks not associated with direct investments in securities, including possible decline in the market value of the underlying securities and delays and costs to the Fund if the other party to the repurchase agreement becomes insolvent.

         Both Funds may purchase securities on a "when-issued" or "delayed-delivery" basis, that is, for delivery beyond the normal settlement date at a stated price and yield. A Fund generally would not pay for such securities or start earning interest on them until they are received. However, when a Fund purchases securities on a whenissued basis, it immediately assumes the risks of ownership, including the risk of price fluctuation. In these transactions, the Funds rely on the seller to complete the transaction. Failure by the seller to do so may result in a missed opportunity to acquire a desired money market instrument.

         Cash Fund's investment concentration of up to 25% of its assets in financial service industry obligations carries certain risks. The financial services industry is subject to extensive governmental regulations which may limit both the amounts and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the industry is largely dependent upon the availability and cost of funds for lending purposes, general economic conditions and exposure to credit losses arising from possible financial difficulties of borrowers. Those financial services companies which are engaged in insurance underwriting may be exposed to adverse competitive conditions which may result in underwriting losses. If a Fund's portfolio contains obligations issued by foreign branches of U.S. banks or those issued by foreign banks, it may be subject to additional investment risks.

         In addition, certain of Cash Fund's investments and techniques present additional risks, in particular, investments in loan participation interests; investments in mortgage-related securities, including collateralized mortgage obligations ("CMOs"); investments in asset-backed and receivable-backed securities, including Certificates for Automobile Receivables (sm) ("CARs"(sm)); the use of dollar roll transactions; loan participation interests; and the use of short sales and short sales against the box. See pages ___ through ___ of Cash Fund's Prospectus for further discussion on these additional risks.

         Both Funds may invest only in high quality securities. As a matter of operating policy, both Funds purchase only First Tier Securities.



                            THE PROPOSED TRANSACTION

Reorganization Plan

         The terms and conditions under which the proposed transaction may be consummated are set forth in the applicable Reorganization Plan. Significant provisions of the Reorganization Plan are summarized below; however, this summary is qualified in its entirety by reference to the Reorganization Plan, a form of which is attached as Appendix A to this Proxy Statement.

         The Reorganization Plan contemplates (a) the acquisition by Cash Reserve on the Closing Date of the assets of Cash Fund in exchange solely for Cash Reserve shares and the assumption by Cash Reserve of Cash Fund's liabilities, and (b) the distribution of such shares to the shareholders of Cash Fund, so that each Cash Fund shareholder will receive a number of full and fractional shares of Cash Reserve equal in value to the shareholder's holdings in Cash Fund.

         Accordingly, immediately after the Reorganization, each former shareholder of Cash Fund will own shares of Cash Reserve that will be equal in value to that shareholder's shares of Cash Fund immediately prior to the Reorganization. Moreover, because shares of Cash Reserve will be issued at net asset value in exchange for the net assets of Cash Fund, the aggregate net asset value of Cash Reserve shares so issued will equal the aggregate net asset value of Cash Fund shares. The net asset value per share of Cash Reserve will be unchanged by the transaction. Thus, the Reorganization will not result in a dilution of any shareholder interest.

         The assets of Cash Fund to be acquired by Cash Reserve include all cash, cash equivalents, securities, receivables and other property owned by Cash Fund. Cash Reserve will assume from Cash Fund all debts, liabilities, obligations and duties of Cash Fund of whatever kind or nature; provided, however, that Cash Fund will use its best efforts, to the extent practicable, to discharge all of its known debts, liabilities, obligations and duties prior to the Closing Date. Cash Reserve also will deliver its shares to Cash Fund, which then will be constructively distributed to Cash Fund's shareholders.

         The value of Cash Fund's assets to be acquired, and the amount of its liabilities to be assumed, by Cash Reserve and the net asset value of a share of Cash Reserve will be determined as of 4:00 p.m. on the Closing Date. The amortized cost method of valuation will be used to value each Fund's securities. If the difference between the respective net asset values of a share of Cash Reserve and Cash Fund equals or exceeds $.0025 on the Closing Date, either Fund may postpone the Closing Date until such difference is less than $.0025.

         On, or as soon as practicable after, the Closing Date, Cash Fund will distribute pro rata to its shareholders of record the shares of Cash Reserve it received and Cash Fund and Management Trust both will be terminated as soon as practicable thereafter. Such distribution will be accomplished by opening accounts on the books of Cash Reserve in the names of Cash Fund shareholders and by transferring thereto the shares previously credited to the account of Cash Fund on those books. Fractional shares in Cash Reserve will be rounded to the third decimal place.

         Any transfer taxes payable upon issuance of shares of Cash Reserve in a name other than that of the registered holder of the shares on the books of Cash Fund shall be paid by the person to whom such shares are to be issued as a condition of such transfer. Any reporting responsibility of Cash Fund will continue to be its responsibility up to and including the Closing Date and such later date on which it is terminated.

         The cost of the Reorganization, including professional fees and the cost of soliciting proxies for the Meeting, consisting principally of printing and mailing expenses, together with the cost of any supplementary solicitation, will be borne by Fund Adviser and Western.

         The consummation of the Reorganization is subject to a number of conditions set forth in the Reorganization Plan, some of which may be waived by each Fund. In addition, the Reorganization Plan may be amended in any mutually agreeable manner, except that no amendment may be made subsequent to the Meeting that has a material adverse effect on the shareholders' interests.

Reasons for the Reorganization

         Cash Fund's board of trustees, including a majority of its Independent Trustees, has determined that the Reorganization is in the best interests of Cash Fund, that the terms of the Reorganization are fair and reasonable and that the interests of Cash Fund's shareholders will not be diluted as a result of the Reorganization. Cash Reserve's board of trustees, including a majority of its Independent Trustees, has determined that the Reorganization is in the best interests of Cash Reserve, that the terms of the Reorganization are fair and reasonable and that the interests of Cash Reserve's shareholders will not be diluted as a result of the Reorganization.

         In considering the Reorganization, the boards of trustees made an extensive inquiry into a number of factors, including the following:

         (1) the compatibility of the investment objectives, policies and restrictions of the Funds;

         (2) the comparative performance, as well as the effect of the Reorganization on expected investment performance, of the Funds;

         (3) the effect of the Reorganization on the expense ratio of Cash Reserve relative to each Fund's current expense ratio;

         (4) the costs to be incurred by each Fund as a result of the Reorganization;

         (5)  the tax consequences of the Reorganization;

         (6) possible alternatives to the Reorganization, including continuing to operate on a stand-alone basis or liquidation; and

         (7) the potential benefits of the Reorganization to other persons, especially Western, Fund Adviser, Bartlett and Legg Mason.

         The Reorganization was recommended to the Cash Reserve trustees by Fund Adviser at a meeting of that board held on August 5, and to the Cash Fund trustees by Fund Adviser and Bartlett at a meeting of Cash Fund's board held on August 12, 1996. In recommending the Reorganization, Fund Adviser and Bartlett advised the boards of trustees that the expense ratio applicable to Cash Reserve after the Reorganization would be comparable to that currently in effect for Cash Fund. Further, the trustees of Cash Fund were advised by Fund Adviser and Bartlett that the historical returns of the two Funds were approximately the same (although past performance is not indicative or predictive of future performance) and that no costs of the Reorganization would be borne by Cash Fund or its shareholders.

         The Cash Fund trustees were further advised by Fund Adviser and Bartlett that the Funds have substantially similar investment objectives and generally similar investment policies, with the material differences noted. Fund Adviser and Bartlett also indicated their belief that there is no compelling reason to maintain and market two substantially similar funds that invest in money market instruments. The trustees noted that shareholders of Cash Fund would become shareholders of a fund historically providing approximately the same return (although past performance is not indicative or predictive of future performance) with the added diversification and liquidity that only a substantially larger fund, such as Cash Reserve, can provide. In approving the Reorganization, the trustees also noted that Cash Reserve's overall objective to achieve stability of principal and current income consistent with stability of principal remains an appropriate one to offer to investors as part of an overall investment strategy.

                   THE BOARD OF TRUSTEES RECOMMENDS THAT THE
            SHAREHOLDERS OF CASH FUND VOTE "FOR" THE  REORGANIZATION

PROPOSAL 2: REORGANIZATIONS OF BARTLETT FIXED INCOME FUND AND BARTLETT SHORT TERM BOND FUND INTO LEGG MASON U.S. GOVERNMENT INTERMEDIATE-TERM PORTFOLIO

                                    SYNOPSIS

         The following is a summary of certain information contained elsewhere in this Proxy Statement, the Prospectuses of Fixed Income, Short Term and Intermediate-Term (which are incorporated by reference), and the applicable Reorganization Plans. Shareholders should read this Proxy Statement and the Prospectus of IntermediateTerm carefully. As discussed more fully below, the board of trustees of Capital Trust believes that the Reorganizations will benefit Fixed Income's and Short Term's shareholders, respectively.
Intermediate-Term has an investment objective generally similar to the investment objectives of Fixed Income and Short Term, respectively, although Intermediate-Term's investment strategy and policies differ from those of Fixed Income and Short Term in some material respects. It is anticipated that, following the Reorganizations, the former shareholders of Fixed Income and Short Term will, as shareholders of Intermediate-Term, benefit from a fund providing historically better total returns (although past performance is not indicative or predictive of future performance) with the added diversification and liquidity a substantially larger fund can provide.

The Proposed Reorganizations

         The board of trustees of Capital Trust considered and approved the Reorganization Plans with respect to Fixed Income and Short Term, as applicable, at a special meeting held on August 12, 1996. Each Reorganization Plan provides for the acquisition of the assets of the applicable Acquired Fund by
Intermediate-Term in exchange solely for shares of common stock of Intermediate-Term and the assumption by Intermediate-Term of the liabilities of that Acquired Fund. Fixed Income and Short Term will then distribute those shares to their shareholders so that each Fixed Income or Short Term shareholder will receive the number of full and fractional shares that equals in value such shareholder's holdings in Fixed Income or Short Term as of the Closing Date. Fixed Income and Short Term then will be terminated as soon as practicable thereafter.

         The  exchange  of  Fixed   Income's   and  Short   Term's   assets  for
Intermediate-Term shares and IntermediateTerm's assumption of Fixed Income's and Short Term's liabilities will occur as of 4:00 p.m. on the Closing Date.

         Intermediate-Term offers two classes of shares, Primary Shares and Navigator Shares. Primary Shares currently are offered to all investors except certain institutions. Navigator Shares are currently offered for sale only to institutional clients of the Fairfield Group, Inc. for investment of their own monies and monies for which they act in a fiduciary capacity, to
clients of Legg Mason  Trust  Company for which   Trust   Company   exercises
discretionary    investment    management responsibility,  to qualified
retirement plans managed on a discretionary basis and having net assets of at least $200 million, and to The Legg Mason Profit Sharing Plan and Trust. Only Primary Shares will be offered in connection with the Reorganizations.

         For the  reasons set forth below  under "The  Proposed  Transaction  --
Reasons for the Reorganization," the board of trustees of Capital Trust, including its Independent Trustees, has determined that the applicable Reorganization is in the best interests of each of Fixed Income and Short Term, that the terms of the Reorganizations are fair and reasonable and that the interests of each of Fixed Income's and Short Term's shareholders will not be diluted as a result of the Reorganizations. Accordingly, the board of trustees of Capital Trust recommends approval of the transactions. In addition, the board of directors of Income Trust, including its directors who are not "interested persons," as that term is defined in the 1940 Act ("Independent Directors"), has determined that the Reorganizations are in the best interests of Intermediate-Term, that the terms of the Reorganizations are fair and reasonable and that the interests of Intermediate-Term's shareholders will not be diluted as a result of the Reorganizations.


Comparative Fee Tables

         Certain fees and expenses that Fixed Income's and Short Term's shareholders pay, directly or indirectly, are different from those incurred by Intermediate-Term shareholders. It is anticipated that following the Reorganizations, the former shareholders of Fixed Income will, as shareholders of Intermediate-Term, be subject to total operating expenses as a percentage of net assets comparable to those experienced by Fixed Income, taking into account voluntary fee waivers and expense reimbursements. It is anticipated that following the Reorganizations, the former shareholders of Short Term will, as shareholders of Intermediate-Term, be subject to higher total operating expenses as a percentage of net assets than those experienced by Short Term, taking into account voluntary fee waivers and expense reimbursements.

         Bartlett is the investment adviser for each of Fixed Income and Short Term. For the year ended March 31, 1996, Bartlett was paid by Fixed Income a management fee at the annual rate of 1.00% of that Fund's average daily net assets, and by Short Term a management fee at the annual rate of 0.85% of that Fund's average daily net assets. Unlike Intermediate-Term, the management fees paid by Fixed Income and Short Term include transfer agency, pricing, custodial, auditing and legal services, and general administrative and other operating expenses. Bartlett pays all of the expenses for Fixed Income and Short Term except brokerage, taxes, interest and extraordinary expenses. Fixed Income and Short Term pay no 12b-1 fees. Intermediate-Term is authorized to pay a 12b-1 fee at the annual rate of up to 0.50% of its average daily net assets. After reimbursements, IntermediateTerm's total operating expenses for the twelve months ended June 30, 1996 were 0.97% of average daily net assets. Fund Adviser has agreed, since May 1, 1996, to reimburse fees and/or assume other expenses to the extent that Intermediate-Term's expenses during any month exceed an annual rate of 1.00% of the Fund's average daily net assets for such month. However, prior to May 1, 1996, Fund Adviser had agreed to reimburse fees and/or assume other expenses to the extent that Intermediate-Term's expenses during any month exceeded an annual rate of 0.95% of the Fund's average daily net assets for such month. As indicated in the following tables, following the Reorganization of either or both of the Funds, the total expense ratio for the combined fund is expected to be 1.00% of average daily net assets, taking into account voluntary fee waivers.

         Fund Adviser, the manager of Intermediate-Term, is paid by that Fund an annual management fee, computed daily and paid monthly, at an annual rate of 0.55% of average daily net assets. Following the Reorganizations, the management fee for the combined fund is expected to be 0.55% of average daily net assets. With respect to Intermediate-Term, Fund Adviser (not Intermediate-Term) pays Western an advisory fee at an annual rate of 40-100% of the fee received by Fund Adviser for management services, or up to .22% of the Fund's average daily net assets. Following the Reorganizations, Fund Adviser will continue to pay Western an advisory fee at the same annual rate.

         Fund Adviser has agreed until December 31, 1997, or when Intermediate-Term reaches net assets of $400 million, whichever occurs first, to continue to reimburse fees and/or assume other expenses to the extent that Intermediate-Term's expenses exceed during any month an annual rate of 1.00% of the Fund's average daily net assets for such month. If Intermediate-Term's assets total $400 million before December 31, 1997, Fund Adviser has agreed not to increase this "cap" by more than 10 basis points. As of June 30, 1996, Intermediate-Term had assets of $226,535,966, Fixed Income had assets of $75,159,656 and Short Term had assets of $14,134,867.

Reorganization of Fixed Income into Intermediate-Term

         The following tables show (1) transaction expenses currently incurred by shareholders of Intermediate-Term and Fixed Income and transaction expenses that each such shareholder will incur after giving effect to the Reorganization, and (2) the fees and expenses incurred for the twelve months ended June 30, 1996 (unaudited) by Intermediate-Term, restated to reflect current fees, and for the fiscal year ended March 31, 1996 by Fixed Income, and pro forma fees for Intermediate-Term after giving effect to the Reorganization.

Shareholder Transaction Expenses

                                        Intermediate-    Fixed     Combined
                                        Term             Income    Fund

Sales charge on purchases of            None             None      None
shares
Sales charge on reinvested              None             None      None
dividends
Redemption fee or deferred              None             None      None
sales charge

Annual Fund Operating Expenses
(as a percentage of average net assets)

                          Intermediate-      Fixed       Combined Fund
                              Term           Income      (Pro Forma)
Management Fees               0.55%           1.00%         0.55%
12b-1 Fees                    0.50%           0.00%         0.50%
Other Expenses                0.22%           0.00%         0.19%
Fee waiver                   (0.27)%         -----         (0.24)%
Total Fund Operating          1.00%(1)        1.00%         1.00%(2)
   Expenses
---------------------------------
(1) For the fiscal year ended December 31, 1995 and the twelve month period ended June 30, 1996, the ratios of total operating expenses as a percentage of average net assets were 0.93% and 0.96%, respectively, for Intermediate-Term. For those periods, total operating expenses would have been 1.24% and 1.26%, respectively, if Fund Adviser had not agreed to waive fees and/or reimburse expenses. Intermediate-Term's fees and expenses for the twelve months ended June 30, 1996 set forth in the table have been restated to reflect the change, effective May 1, 1996, in Fund Adviser's fee waiver and/or expense reimbursement arrangement with that Fund.

(2) Total operating expenses for the Combined Fund would be 1.24% if Fund Adviser had not agreed to waive fees and/or reimburse expenses.




Example of Effect on Fund Expenses

         The following table illustrates the expenses on a $1,000 investment under the fees and the expenses stated above, assuming a 5% annual return and redemption at the end of each time period.


                             ONE YEAR   THREE YEARS   FIVE YEARS   TEN YEARS
Intermediate-Term............  $10          $32          $55         $122
Fixed Income.................  $10          $32          $55         $122
Combined Fund................  $10          $32          $55         $122

------------------------------

         This Example assumes that all dividends and other distributions are reinvested and that the percentage amounts listed under Annual Fund Operating Expenses remain the same in the years shown. The above tables and the assumption in this Example of a 5% annual return are required by regulations of the Securities and Exchange Commission ("SEC") applicable to all mutual funds; the assumed 5% annual return is not a prediction of, and does not represent, either Fund's projected or actual performance.

         This Example should not be considered a representation of past or future expenses, and each Fund's actual expenses may be more or less than those shown. The actual expenses of Intermediate-Term and the Combined Fund will depend upon, among other things, the level of their average net assets and the extent to which they incur variable expenses, such as transfer agency costs.

Reorganization of Short Term into Intermediate-Term

         The following tables show (1) transaction expenses currently incurred by shareholders of Intermediate-Term and Short Term and transaction expenses that each such shareholder will incur after giving effect to the Reorganization, and (2) the fees and expenses incurred for the twelve months ended June 30, 1996 (unaudited) by Intermediate-Term, restated to reflect current fees, and for the fiscal year ended March 31, 1996 by Short Term, and pro forma fees for Intermediate-Term after giving effect to the Reorganization.

Shareholder Transaction Expenses

                               Intermediate-     Short      Combined
                               Term              Term       Fund
Sales charge on purchases of   None              None       None
shares
Sales charge on reinvested     None              None       None
dividends
Redemption fee or deferred     None              None       None
sales charge




Annual Fund Operating Expenses
(as a percentage of average net assets)


                                 Intermediate-       Short      Combined Fund
                                     Term            Term       (Pro Forma)
Management Fees                      0.55%           0.85%          0.55%
12b-1 Fees                           0.50%           0.00%          0.50%
Other Expenses                       0.22%           0.00%          0.21%
Fee waiver                          (0.27)%         _____          (0.26)%
Total Fund Operating Expenses        1.00%(1)        0.85%          1.00%(2)
---------------------------------
(1) For the fiscal year ended December 31, 1995 and the twelve month period ended June 30, 1996, the ratios of total operating expenses as a percentage of average net assets were 0.93% and 0.96%, respectively, for Intermediate-Term. For those periods, total operating expenses would have been 1.24% and 1.26%, respectively, if Fund Adviser had not agreed to waive fees and/or reimburse expenses. Intermediate-Term's fees and expenses for the twelve months ended June 30, 1996 set forth in the table have been restated to reflect the change, effective May 1, 1996, in Fund Adviser's fee waiver and/or expense reimbursement arrangement with that Fund.

(2) Total operating expenses for the Combined Fund would be 1.26% if Fund Adviser had not agreed to waive fees and/or reimburse expenses.

Example of Effect on Fund Expenses

         The following table illustrates the expenses on a $1,000 investment under the fees and the expenses stated above, assuming a 5% annual return and redemption at the end of each time period.


                            ONE YEAR    THREE YEARS    FIVE YEARS    TEN YEARS

Intermediate-Term...........   $10          $32           $55           $122
Short Term..................   $ 9          $27           $47           $106
Combined Fund...............   $10          $32           $55           $122

------------------------------

         This Example assumes that all dividends and all other distributions are reinvested and that the percentage amounts listed under Annual Fund Operating Expenses remain the same in the years shown. The above tables and the assumption in this Example of a 5% annual return are required by regulations of the SEC applicable to all mutual funds; the assumed 5% annual return is not a prediction of, and does not represent, either Fund's projected or actual performance.

         This Example should not be considered a representation of past or future expenses, and each Fund's actual or pro forma expenses may be more or less than those shown. The actual expenses of Intermediate-Term and the Combined Fund will depend upon, among other things, the level of their average net assets and the extent to which they incur variable expenses, such as transfer agency costs.




Reorganization of Fixed Income and Short Term into Intermediate-Term

         The following tables show (1) transaction expenses currently incurred by shareholders of IntermediateTerm, Fixed Income and Short Term and transaction expenses that each such shareholder will incur after giving effect to the Reorganizations, and (2) the fees and expenses incurred for the twelve months ended June 30, 1996 (unaudited) by Intermediate-Term, restated to reflect current fees, and for the fiscal year ended March 31, 1996 by Fixed Income and Short Term, and pro forma fees for Intermediate-Term after giving effect to the Reorganizations.

Shareholder Transaction Expenses

                                 Inter-
                                 mediate     Fixed      Short    Combined
                                 Term        Income     Term     Fund

Sales charge on purchases of     None        None       None     None
shares
Sales charge on reinvested       None        None       None     None
dividends
Redemption fee or deferred       None        None       None     None
sales charge


Annual Fund Operating Expenses
(as a percentage of average net assets)


                               Intermediate-    Fixed     Short   Combined Fund
                                   Term        Income     Term     (Pro Forma)
Management Fees                    0.55%        1.00%     0.85%       0.55%
12b-1 Fees                         0.50%        0.00%     0.00%       0.50%
Other Expenses                     0.22%        0.00%     0.00%       0.18%
Fee waiver                        (0.27)%       0.07%     0.70%      (0.23)%
Total Fund Operating Expenses      1.00%(1)     1.00%     0.85%       1.00%(2)
---------------------------------
(1) For the fiscal year ended December 31, 1995 and the twelve month period ended June 30, 1996, the ratios of total operating expenses as a percentage of average net assets were 0.93% and 0.96%, respectively, for Intermediate-Term. For those periods, total operating expenses would have been 1.24% and 1.26%, respectively, if Fund Adviser had not agreed to waive fees and/or reimburse expenses. Intermediate-Term's fees and expenses for the twelve months ended June 30, 1996 set forth in the table have been restated to reflect the change, effective May 1, 1996, in Fund Adviser's fee waiver and/or expense reimbursement arrangement with that Fund.

(2) Total operating expenses for the Combined Fund would be 1.23% if Fund Adviser had not agreed to waive fees and/or reimburse expenses.




Example of Effect on Fund Expenses

         The following table illustrates the expenses on a $1,000 investment under the fees and the expenses stated above, assuming a 5% annual return and redemption at the end of each time period.


                            ONE        THREE       FIVE        TEN
                            YEAR       YEARS       YEARS      YEARS
Intermediate-Term.......... $10         $32         $55        $122
Fixed Income............... $10         $32         $55        $122
Short Term................. $ 9         $27         $47        $106
Combined Fund.............. $10         $32         $55        $122

------------------------------

         This Example assumes that all dividends and other distributions are reinvested and that the percentage amounts listed under Annual Fund Operating Expenses remain the same in the years shown. The above tables and the assumption in this Example of a 5% annual return are required by regulations of the Securities and Exchange Commission SEC applicable to all mutual funds; the assumed 5% annual return is not a prediction of, and does not represent, either Fund's projected or actual performance.

         This Example should not be considered a representation of past or future expenses, and each Fund's actual or pro forma expenses may be more or less than those shown. The actual expenses of Intermediate-Term and the Combined Fund will depend upon, among other things, the level of their average net assets and the extent to which they incur variable expenses, such as transfer agency costs.

Forms of Organization

         Income Trust, of which Intermediate-Term is a series, is an open-end management investment company organized as a corporation under the laws of the State of Maryland. Capital Trust, of which Fixed Income and Short Term are series, is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts. Income Trust has authorized one billion shares of common stock, par value $0.001 per share. There are currently three additional series of the corporation. Capital Trust's Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest, no par value per share. Intermediate-Term commenced operations on August 7, 1987. Fixed Income commenced operations on April 22, 1986 and Short Term commenced operations on February 4, 1994. None of the Funds is required to (and none does) hold annual shareholder meetings.

Investment Objectives and Policies

         The investment objective and policies of each Fund are set forth below. There can be no assurance that any of the Funds will achieve its investment objective, and each Fund's net asset value will fluctuate based upon changes in the value of its portfolio securities.

         Intermediate-Term. The investment objective of Intermediate-Term is high current income consistent with prudent investment risk and liquidity needs. Under normal circumstances, Intermediate-Term invests at least 75% of its total assets in obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities or instruments secured by such securities, including repurchase agreements. The Fund expects to maintain an average dollar-weighted maturity of between three and ten years. Investments in mortgage-related securities issued by governmental or government-related entities are included in the 75% limitation. The balance of the Fund, up to 25% of its total assets, normally is invested in cash, commercial paper and investment grade debt securities rated within one of the four highest grades assigned by S&P or Moody's, comparably rated by another NRSRO, or unrated securities judged by Fund Adviser to be of comparable quality.

         Fixed Income. Fixed Income's investment objective is to seek to provide a high level of current income by investing primarily in high quality intermediate-term bonds, although it also may invest in short-term and long-term bonds; capital appreciation is a secondary consideration. Historically, the Fund's dollar weighted average effective portfolio maturity has ranged between four and eight years. Under normal circumstances, at least 65% of the total assets of Fixed Income will be invested in U.S. Government securities or high quality fixed income securities rated AA or higher by S&P, Moody's, Duff & Phelps ("D&P"), or Fitch. The Fund's portfolio securities will include U.S. Government obligations, securities of foreign governments, domestic or foreign corporate debt securities, municipal obligations, mortgage-related obligations, preferred stock and repurchase agreements. The Fund generally will invest the remainder of its assets, up to 35% of its portfolio, in debt securities rated at the time of purchase as investment grade. The Fund may invest in fixed income securities which are unrated if they are judged by Bartlett to be of investment grade or higher quality. Fixed Income reserves the right to invest no more than 5% of its net assets in debt securities rated at the time of purchase as below investment grade.

         Short Term. Short Term's investment objective is to seek to provide a high level of current income while maintaining a high degree of principal stability by investing primarily in high quality short-term bonds. Under normal circumstances, at least 65% of the total assets of the Fund will be invested in a portfolio of high quality securities rated AA or higher by S&P, Moody's, D&P or Fitch. These securities will include U.S. Government securities (including bonds, notes and bills issued by the U.S. Treasury and securities issued by agencies of the U.S. Government), securities of foreign governments, domestic or foreign high-grade corporate debt securities (including bonds, notes, and debentures), mortgage-related securities, financial service industry obligations, municipal obligations, repurchase agreements and other asset-backed securities. Eligible securities will include unrated securities judged by Bartlett to be comparable to securities rated AA or higher. Under normal circumstances, at least 65% of the total assets of the Fund will be invested in bonds with a maturity of one year or more at issuance. Normally, Short Term maintains a dollar weighted average effective portfolio maturity from one to three years. The Fund will not invest in any debt security rated at the time of purchase lower than investment grade.

Operations of Intermediate-Term Following the Reorganizations

         As noted above, there are some material differences in the investment policies of the Funds. It is not expected, however, that Intermediate-Term will revise its investment policies following the Reorganizations to reflect those of Fixed Income or Short Term. Fund Adviser believes that most, if not all, of the assets held by Fixed Income and Short Term will be consistent with the investment policies of Intermediate-Term and thus could be transferred to and held by Intermediate-Term. If the Reorganizations are approved, Fixed Income and Short Term will sell any assets that are inconsistent with Intermediate-Term's investment policies prior to the effective time of the Reorganizations. The proceeds of any such sales will be held in temporary investments or reinvested in assets that qualify to be held by Fixed Income or Short-Term. The possible need for Fixed Income or Short Term to dispose of assets prior to the effective time of the Reorganizations could result in selling securities at a disadvantageous time and could result in Fixed Income or Short Term realizing losses that would not otherwise have been realized. Following the Reorganizations, the directors and officers of Income Trust and Intermediate-Term's investment adviser, manager, distributor and other outside agents will continue to serve Intermediate-Term in their current capacities. Following the Reorganizations, Bartlett investment executives may continue to receive compensation in connection with their ongoing distribution efforts with respect to Intermediate-Term shares formerly held by Fixed Income or Short Term shareholders.

Purchases and Redemptions

         Primary Shares of Intermediate-Term may be purchased through a brokerage account with Legg Mason or with an affiliate that has a dealer agreement with Legg Mason. The minimum initial investment in Primary Shares for an account, including investments made by exchange from other Legg Mason funds, is $1,000 and the minimum investment for each purchase of additional shares is $500, with certain exceptions set forth in Intermediate-Term's prospectus. The minimum initial investment in Fixed Income and Short Term is $5,000 ($250 for IRAs and other tax sheltered retirement plans). Additional purchases made be made in amounts of $100 or more.

         Shares of Intermediate-Term may be redeemed by giving your Legg Mason or affiliated investment executive an order for redemption or by sending a written request to Intermediate-Term, c/o Legg Mason Funds Processing, P.O. Box 1476, Baltimore, Maryland 21203-1476. Shares of Fixed Income or Short Term may be redeemed by written request, sent to Bartlett Mutual Funds, c/o Legg Mason Funds Processing, P.O. Box 1476, Baltimore, Maryland, 21203-1476, or by telephone. Each Fund will redeem your shares without charge at the next share price calculated after receipt of a properly completed redemption request. Shareholders of Short Term currently have checkwriting privileges in connection with their accounts; Intermediate-Term shareholders do not have this privilege. Because the Funds incur certain fixed costs in maintaining shareholder accounts, they may elect to close any account with a current value due to redemptions of less than $500 (Intermediate-Term) or $5,000 ($250 for tax sheltered retirement plans) (Fixed Income and Short Term). In either case, shareholders will be allowed 60 days (Intermediate-Term) or 30 days (Fixed Income and Short Term) in which to make additional investments in order to avoid having their accounts closed. For a discussion of Intermediate-Term's redemption procedures, see "How You Can Redeem Your Primary Shares" in the Intermediate-Term prospectus.

         If a Reorganization is approved as to either Fixed Income or Short Term, shares of the applicable Fund will cease to be offered on _________, 1996, so that their shares will no longer be available for purchase or exchange starting on _______, 1996 (the next business day). If the Meeting is adjourned and a Reorganization is approved on a later date, the applicable shares will no longer be available for purchase or exchange on the business day following the date on which each respective Reorganization is approved and all contingencies have been met. Redemptions of Fixed Income's and Short Term's shares and exchanges of such shares for shares of any other Bartlett funds may be effected through the Closing Date.

Exchanges

         The exchange policies of the Funds are substantially identical. Shares of Intermediate-Term are exchangeable for shares of any other Legg Mason mutual fund, and shares of Fixed Income and Short Term may be exchanged for shares of any other Bartlett mutual fund. After the Reorganizations, the current exchange policies of Intermediate-Term will continue. There is no exchange fee for exchanges into Legg Mason funds; however, exchanges into Legg Mason funds with an initial sales charge will be made subject to the applicable sales charge.

Dividends and Other Distributions

         Each Fund declares dividends out of its investment company taxable income, which consists of net investment income and net short-term capital gain. Dividends from net investment income are declared daily and paid monthly. For Intermediate-Term, dividends from net short-term capital gain and distributions of substantially all net capital gain are declared and paid after the end of the taxable year in which the gain is realized. Fixed Income and Short Term each distributes net long-term and net short-term capital gains, if any, at least once a year.

         On or before the Closing Date, Fixed Income and Short Term will declare as a distribution substantially all of its net investment income and net capital gain in order to continue to maintain its tax status as a regulated investment company. On or before the Closing Date, Intermediate-Term also may declare and distribute as a dividend substantially all of any previously undistributed net investment income.

Federal Income Tax Consequences of the Reorganizations

         Intermediate-Term has received an opinion of Kirkpatrick & Lockhart LLP, its counsel, and Fixed Income and Short Term have each received an opinion of Brown, Cummins & Brown Co., L.P.A., their counsel, each to the effect that the Reorganizations will constitute a tax-free reorganization within the meaning of section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended ("Code"). Accordingly, no gain or loss will be recognized to any Fund or its shareholders as a result of the Reorganizations. See "The Proposed Transaction -- Federal Income Tax Considerations."

                      COMPARISON OF PRINCIPAL RISK FACTORS

         Because Intermediate-Term's investment objective and policies are similar to those of Fixed Income and Short Term, the investment risks of the Funds are similar. These risks are those typically associated with investing in bond funds. Certain differences are identified below. See the Prospectus of Intermediate-Term, which accompanies this Proxy Statement, for a more detailed discussion of the investment risks of that Fund. There can be no assurance that the Funds will achieve their investment objectives.

         Debt securities. Each Fund may invest in obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, and high quality debt securities. In periods of declining interest rates, the market value of these securities generally will rise, and in periods of rising interest rates the opposite generally will be true. Also, when interest rates are falling, net cash inflows from the continuous sale of a Fund's shares are likely to be invested in portfolio instruments producing lower yields than the balance of that Fund's portfolio, thereby reducing its yield. In periods of rising interest rates, the opposite can be true. In the case of obligations not backed by the full faith and credit of the United States, a Fund must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment and may not be able to assert a claim against the United States itself in the event the agency or instrumentality does not meet its commitment.

         Short Term focuses on short-term fixed income investments, normally maintaining a dollar weighted average portfolio maturity from one to three years. Fixed Income and Intermediate-Term normally invest in fixed income securities with intermediate-term maturities. Shorter-term fixed income investments tend to offer more price stability in response to changes in interest rates than do intermediate-term investments.

         Each Fund is also permitted to invest in debt securities that are rated investment grade. Securities rated BBB by S&P or Baa by Moody's are investment grade, but Moody's considers securities rated Baa to have speculative characteristics. Changes in economic conditions or other circumstances are more likely to lead to a weakened capacity for such securities to make principal and interest payments than is the case for higher-rated securities. Fixed Income may invest up to 5% of its net assets in debt securities rated below investment grade. These securities are deemed to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal and may involve major risk exposure to adverse conditions. Such securities are commonly referred to as "junk bonds."

         Foreign securities. Each Fund may invest in foreign debt securities. Investing in foreign securities involves special risks, which include possible adverse political and economic developments abroad, differing regulatory systems and differing characteristics of foreign economies and markets, as well as the fact that there is often less information publicly available about foreign issuers.

         Unlike Intermediate-Term, Fixed Income and Short Term may invest in foreign securities denominated in currencies other than the U.S. dollar. Changes in foreign currency exchange rates thus may affect Short Term's and Fixed Income's net asset values, the value of dividends and interest earned, gains and losses realized on the sale of securities and net investment income and capital gains, if any, to be distributed to shareholders by these Funds. If the value of a foreign currency rises against the U.S. dollar, the value of Fund assets denominated in that currency will increase; correspondingly, if the value of a foreign currency declines against the U.S. dollar, the value of Fund assets denominated in that currency will decrease. The exchange rates between the U.S. dollar and other currencies are determined by supply and demand in the currency exchange markets, international balances of payments, speculation and other economic and political conditions. In addition, some foreign currency values may be volatile and there is the possibility of governmental controls on currency exchange or governmental intervention in currency markets.


         Hedging Strategies. Each Fund may use options and futures contracts. There can be no assurance, however, that any strategy utilizing these instruments will succeed. If Bartlett or Western incorrectly forecasts interest rates, market values or other economic factors utilizing a strategy for a Fund, the Fund might have been in a better position had the Fund not hedged at all. The use of these instruments involve certain special risks, including (1) the fact that skills needed to use hedging instruments are different from those needed to select the Funds' securities, (2) possible imperfect correlation, or even no correlation, between price movements of hedging instruments and price movements of the investments being hedged, (3) the fact that, while hedging strategies can reduce the risk of loss, they can also reduce the opportunity for gain, or even result in losses, by offsetting favorable price movements in hedged investments, and (4) the possible inability of a Fund to purchase or sell a portfolio security at a time that otherwise would be favorable for it to do so, or a possible need for a Fund to sell a portfolio security at a disadvantageous time, due to the need for the Fund to maintain "cover" or to segregate securities in connection with hedging transactions and the possible inability of a Fund to close out or to liquidate its hedged position.

         In addition, certain of the Funds' investments and techniques present additional risks, in particular, investments in mortgage-related securities, including CMOs; investments in asset-backed securities; the purchase of securities on a when-issued basis; the use of dollar roll transactions; and the use of certain hedging techniques. See pages ____ through ____ of the Acquired Funds' prospectus and pages ____ through ____ of Intermediate-Term's prospectus for a further discussion of risks.

                           THE PROPOSED TRANSACTIONS

Reorganization Plans

         The terms and conditions under which the proposed transactions may be consummated are set forth in the applicable Reorganization Plans. Approval of a Reorganization Plan and consummation of the transactions contemplated thereby for one Acquired Fund is not contingent upon approval of any other Reorganization Plan by any other Acquired Fund's shareholders. Significant provisions of the Reorganization Plans are summarized below; however, this summary is qualified in its entirety by reference to the Reorganization Plans, copies of which are attached as Appendix A to this Proxy Statement.

         The Reorganization Plans contemplate (a) the acquisition by Intermediate-Term on the Closing Date of the assets of Fixed Income and Short Term in exchange solely for Intermediate-Term shares and the assumption by Intermediate-Term of Fixed Income's and Short Term's liabilities, and (b) the distribution of such shares to the shareholders of Fixed Income and Short Term, respectively.

         The assets of Fixed Income and Short Term to be acquired by Intermediate-Term include all cash, cash equivalents, securities, receivables and other property owned by Fixed Income and Short Term. Intermediate-Term will assume from Fixed Income and Short Term all debts, liabilities, obligations and duties of Fixed Income and Short Term of whatever kind or nature; provided, however, that Fixed Income and Short Term will use their best efforts, to the extent practicable, to discharge all of their known debts, liabilities, obligations and duties prior to the Closing Date. Intermediate-Term also will deliver its shares to Fixed Income and Short Term, which then will be constructively distributed to Fixed Income and Short Term' shareholders.

         The value of Fixed Income's and Short Term's assets to be acquired, and the amount of Fixed Income and Short Term's liabilities to be assumed by Intermediate-Term, and the net asset value of a share of Intermediate-Term will be determined as of 4:00 p.m. on the Closing Date. Where market quotations are readily available, portfolio securities will be valued based upon such market quotations, provided such quotations adequately reflect, in Bartlett's judgment (with respect to Fixed Income and Short Term) and in Western's judgment (with respect to Intermediate-Term), the fair value of the security. Where such market quotations are not readily available, such securities will be valued based upon appraisals received from a pricing service using a computerized matrix system or based upon appraisals derived from information concerning the security or similar securities received from recognized dealers in those securities. The amortized cost method of valuation generally will be used to value debt instruments with 60 days or less remaining to maturity, unless Capital Trust's board of trustees (with respect to Fixed Income and Short Term) or Income Trust's board of directors (with respect to Intermediate-Term) determines that this does not represent fair value. All other assets and liabilities will be valued at fair value as determined in good faith by or under the direction of each Fund's respective board.

         On, or as soon as practicable after, the Closing Date, Fixed Income and Short Term will distribute pro rata to their shareholders of record the shares of Intermediate-Term they received, so that each Fixed Income and Short Term shareholder will receive a number of full and fractional shares of Intermediate-Term equal in value to the shareholder's holdings in Fixed Income or Short Term; Fixed Income and Short Term will be terminated as soon as practicable thereafter. Each such distribution will be accomplished by opening accounts on the books of Intermediate-Term in the names of Fixed Income and Short Term shareholders and by transferring thereto the shares previously credited to the account of Fixed Income and Short Term on those books. Fractional shares in Intermediate-Term will be rounded to the third decimal place.

         Accordingly, immediately after the Reorganizations, each former shareholder of Fixed Income and Short Term respectively will own shares of Intermediate-Term that will be equal in value to that shareholder's shares of Fixed Income or Short Term immediately prior to the Reorganizations. Moreover, because shares of Intermediate-Term will be issued at net asset value in exchange for the net assets of Fixed Income and Short Term, the aggregate net asset value of Intermediate-Term shares so issued will equal the aggregate net asset value of Fixed Income and Short Term shares. The net asset value per share of Intermediate-Term will be unchanged by the transaction. Thus, the Reorganizations will not result in a dilution of any shareholder's interest.

         Any transfer taxes payable upon issuance of shares of Intermediate-Term in a name other than that of the registered holder of the shares on the books of Fixed Income or Short Term shall be paid by the person to whom such shares are to be issued as a condition of such transfer. Any reporting responsibility of Fixed Income or Short Term will continue to be its responsibility up to and including the Closing Date and such later date on which it is terminated.

         The cost of the Reorganizations, including professional fees and the cost of soliciting proxies for the Meeting, consisting principally of printing and mailing expenses, together with the cost of any supplementary solicitation, will be borne by Fund Adviser and Western.

         The consummation of the Reorganizations are subject to a number of conditions set forth in the Reorganization Plans, some of which may be waived by each Fund. In addition, the Reorganization Plans may be amended in any mutually agreeable manner, except that no amendment may be made subsequent to the Meeting that has a material adverse effect on the shareholders' interests.

Reasons for the Reorganizations

         The board of trustees of Capital Trust, including a majority of its Independent Trustees, has determined that the Reorganizations are in the best interests of each of Fixed Income and Short Term, that the terms of the Reorganizations are fair and reasonable and that the interests of Fixed Income's and Short Term's respective shareholders will not be diluted as a result of the Reorganizations. The board of directors of Income Trust, including a majority of its Independent Directors, has determined that the Reorganizations are in the best interest of Intermediate-Term, that the terms of the Reorganizations are fair and reasonable and that the interests of Intermediate-Term's shareholders will not be diluted as a result of the Reorganizations.

         In considering the Reorganizations, the boards made an extensive inquiry into a number of factors, including the following:

         (1) the compatibility of the investment objectives, policies and restrictions of the Funds;

         (2) the comparative performance, as well as the effect of the Reorganizations on expected investment performance, of the Funds;

         (3) the effect of the Reorganizations on the expense ratio of Intermediate-Term relative to each Fund's current expense ratio;

         (4) the costs to be incurred by each Fund as a result of the Reorganizations;

         (5)  the tax consequences of the Reorganizations;

         (6) possible alternatives to the Reorganizations, including continuing to operate on a stand-alone basis or liquidation; and

         (7)  the  potential  benefits  of  the   Reorganizations  to  other
              persons,  especially Western, Fund Adviser,  Bartlett and Legg
              Mason.

         The Reorganizations were recommended by Fund Adviser and Bartlett to the Income Trust and Capital Trust board of directors/trustees at meetings held on August 5 and 12, 1996, respectively. In recommending the Reorganizations, Fund Adviser and Bartlett advised the boards that the investment policies of Intermediate-Term, Fixed Income and Short Term were generally similar, although they differ in certain material respects. Among other things, Short Term focuses on short term debt instruments, normally maintaining a dollar-weighted average effective portfolio maturity of from one to three years. Intermediate-Term, in contrast, expects to maintain an average dollar-weighted maturity of between three and ten years.

         In addition, the Capital Trust board of trustees was advised that Intermediate-Term's expense ratio after the Reorganizations, assuming voluntary fee waivers and expense reimbursements, would be comparable to the current expense ratio of Fixed Income. The board was also advised that Short Term shareholders would pay higher total operating expenses (as a percentage of net assets) as shareholders of Intermediate-Term. Those shareholders for Short Term's most recent fiscal year paid total operating expenses of 0.85% while Intermediate-Term shareholders, for its most recent fiscal year, paid total operating expenses of 0.93%. In considering the higher expense ratio, Fund Adviser and Bartlett noted that a very small fund is uneconomic to operate. At its current asset size, Short Term is subsidized by Bartlett. With no apparent prospects for growth in assets, Bartlett would have considered liquidating Short Term if the opportunity to merge with Intermediate-Term had not arisen, or would have considered asking Short Term shareholders to approve a significantly higher advisory fee. Although it is anticipated that expenses to Short Term's shareholders will increase from 0.85% to 1.00% if the Reorganization is approved, the trustees noted that the shareholders would participate in a fund whose viability is clear and whose past performance is good (although past performance is not indicative or predictive of future performance). The trustees also noted that the costs of the Reorganization would not be borne by the Funds or their shareholders.

         As indicated above, Fund Adviser has agreed until December 31, 1997, or when Intermediate-Term reaches net assets of $400 million, whichever occurs first, to continue to reimburse fees and/or assume other expenses to the extent that Intermediate-Term's expenses exceed during any month an annual rate of 1.00% of the Fund's average daily net assets for such month. This ensures that Intermediate-Term's expenses in the year following the proposed reorganizations will remain consistent with current expense levels if net assets remain below $400 million. If Intermediate-Term assets reach $400 million before December 31, 1997, Fund Adviser will not increase the cap by more than 10 basis points prior to that date.

         In considering the reorganizations, the trustees of Capital Trust also discussed the comparative performance of the funds and noted that Intermediate-Term generally outperformed each of the other funds, as indicated in the table below.


                                                                           Total Return
                              ----------------------------------------------------------------------------------------------------

                                      6 months              1 year         2 years*        2/4/94*#        5 years*       7 years
                              ended June 30, 1996
                              ------------------------  --------------- --------------- --------------- -------------- -----------
Intermediate-Term                     -0.01%                 4.64%           6.81%           4.57%          6.91%         7.42%
Fixed Income                          -1.33%                 3.87%           6.04%           3.58%          6.51%         6.79%
Short Term                             0.33%                 4.57%           4.82%           4.13%           n/a           n/a

* Average annual total return
# Inception of Short Term

         The boards were further advised by Fund Adviser and Bartlett that there is no compelling reason to maintain and market three similar funds that invest in fixed income securities. The Capital Trust trustees noted that shareholders of Fixed Income and Short Term would become shareholders, on a tax-free basis, of a fund which has provided historically better total returns (although past performance is not indicative or predictive of future performance) with the added diversification and liquidity a substantially larger fund, such as Intermediate-Term, can provide. In approving the Reorganizations, the trustees noted that Intermediate-Term's overall objective of high current income consistent with prudent investment risk and liquidity needs remains an appropriate one to offer to investors as part of an overall investment strategy.

             THE BOARD OF TRUSTEES RECOMMENDS THAT THE SHAREHOLDERS
         OF FIXED INCOME AND SHORT TERM VOTE "FOR" THE REORGANIZATIONS

GENERAL INFORMATION

Description of Securities to be Issued in Each Transaction

         Cash Reserve and Income Trust are registered with the SEC as open-end management investment companies. Cash Reserve's trustees are authorized to issue an unlimited number of shares of beneficial interest no par value. Income Trust has authorized 1,000,000,000 (one billion) shares of common stock, par value $.0001 per share. Shares of each Fund entitle their holders to one vote per full share and fractional votes for fractional shares held.

         Cash Reserve and Income Trust do not hold annual meetings of shareholders. There normally will be no meetings of shareholders for the purpose of electing trustees or directors unless fewer than a majority of the trustees or directors holding office have been elected by shareholders, at which time the trustees or directors then in office will call a shareholders' meeting for the election of trustees or directors. The trustees or directors are required to call a meeting of shareholders for the purpose of voting upon the question of removal of any trustee or director when requested in writing to do so by the shareholders of record holding at least 10% of Cash Reserve's or Intermediate-Term's outstanding shares.


Federal Income Tax Considerations Applicable to Each Transaction

         The exchange of an Acquired Fund's assets for shares of an Acquiring Fund and Acquiring Fund's assumption of that Acquired Fund's liabilities is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368(a)(1)(C) of the Code. With respect to each Reorganization, the Acquiring Fund has received an opinion of Kirkpatrick & Lockhart LLP, its counsel, and the Acquired Fund has received an opinion of Brown, Cummins & Brown Co., L.P.A., its counsel, each substantially to the effect that --

         (i) Acquiring Fund's acquisition of the Acquired Fund's assets in exchange solely for Acquired Fund shares and Acquiring Fund's assumption of the Acquired Fund's liabilities, followed by the Acquired Fund's distribution of those shares to its shareholders constructively in exchange for their Acquired Fund shares, will constitute a "reorganization" within the meaning of section 368(a)(1)(C) of the Code, and each Fund will be "a party to a reorganization" within the meaning of section 368(b) of the Code;

         (ii) No gain or loss will be recognized to the Acquired Fund on the transfer to Acquiring Fund of its assets in exchange solely for Acquiring Fund shares and Acquiring Fund's assumption of the Acquired Fund's liabilities or on the subsequent distribution of those shares to the Acquired Fund's shareholders in constructive exchange for their Acquired Fund shares;

         (iii) No gain or loss will be recognized to Acquiring Fund on its receipt of the assets in exchange solely for Acquiring Fund shares and its assumption of the Acquired Fund's liabilities;

         (iv) Acquiring Fund's basis for the transferred assets will be the same as the basis thereof in the Acquired Fund's hands immediately prior to the Reorganization, and Acquiring Fund's holding period for those assets will include the Acquired Fund's holding period therefor;

         (v) An Acquired Fund shareholder will recognize no gain or loss on the constructive exchange of all its Acquired Fund shares solely for Acquiring Fund shares pursuant to the Reorganization; and

         (vi) An Acquired Fund shareholder's basis for the Acquiring Fund shares to be received by it in the Reorganization will be the same as the basis for its Acquired Fund shares to be constructively surrendered in exchange for those Acquiring Fund shares, and its holding period for those Acquiring Fund shares will include its holding period for those Acquired Fund shares, provided they are held as capital assets by the shareholder on the Closing Date.

Each such opinion may state that no opinion is expressed as to the effect of the Reorganizations on the Funds or any shareholder (regarding the recognition of gain or loss and/or the determination of the basis or holding period) or with respect to any asset (including certain options and futures) as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

         Utilization   by   Acquiring   Fund   after  the   Reorganizations   of
pre-Reorganization capital losses realized by an Acquired Fund could be subject to limitation in future years under the Code.

         Shareholders of an Acquired Fund should consult their tax advisers regarding the effect, if any, of the proposed Reorganizations in light of their individual circumstances. Because the foregoing discussion only relates to the federal income tax consequences of the Reorganizations, those shareholders also should consult their tax advisers as to state and local tax consequences, if any, of the Reorganizations.

Capitalization

         The following tables show the capitalization of each Fund as of June 30, 1996 (unaudited) and on a pro forma combined basis (unaudited) as of that date giving effect to the Reorganizations, and assuming that the Acquired Funds indicated participate in the Reorganizations:

Reorganization of Cash Fund into Cash Reserve:

                                                                   Combined Fund
                               Cash Reserve       Cash Fund         (Pro Forma)
Net Assets..................  $1,223,681,688     $51,429,381      $1,275,111,069
Net Asset Value Per Share...       $1.00            $1.00              $1.00
Shares Outstanding..........   1,223,984,016      51,525,059       1,275,509,075


Reorganization of Fixed Income into Intermediate-Term:


                              Intermediate-                      Combined Fund
                                  Term          Fixed Income      (Pro Forma)
Net Assets..................  $226,535,966      $75,159,656      $301,695,622
Net Asset Value Per Share...     $10.17            $ 9.79           $10.17
Shares Outstanding..........    22,271,887        7,674,688        29,662,217

Reorganization of Short Term into Intermediate-Term:

                             Intermediate-                      Combined Fund
                                 Term          Short Term        (Pro Forma)
Net Assets..................  $226,535,966     $14,134,867       $240,670,833
Net Asset Value Per Share...     $10.17           $ 9.69            $10.17
Shares Outstanding..........    22,271,887       1,458,169         23,661,750

Reorganization of Fixed Income and Short Term into Intermediate-Term:


                                     Intermediate-            Fixed             Short          Combined Fund
                                         Term                 Income            Term            (Pro Forma)
Net Assets......................     $226,535,966          $75,159,656       $14,134,867        $315,830,489
Net Asset Value Per Share.......        $10.17                $ 9.79            $ 9.69              $10.17
Shares Outstanding..............       22,271,887            7,674,688         1,458,169          31,052,000




ADDITIONAL INFORMATION ABOUT LEGG MASON CASH RESERVE TRUST


         The financial information in the table below, insofar as it relates to each of the periods presented in the ten-year period ended August 31, 1996, has been audited by Ernst & Young LLP, independent auditors. The Trust's financial statements for the year ended August 31, 1996 and the report of Ernst & Young LLP thereon are included in the Trust's annual report and are incorporated by reference in the Statement of Additional Information. The annual report is available to shareholders without charge by calling your Legg Mason or affiliated investment executive or Legg Mason's Funds Marketing Department at 800-822-5544.

                                                                     For the Years Ended August 31,
                                  -------------------------------------------------------------------------------------------------
                                        1996          1995          1994          1993          1992          1991          1990
-----------------------------------------------------------------------------------------------------------------------------------
Per Share Operating Performance:
     Net asset value,
       beginning of year               $1.00         $1.00         $1.00         $1.00         $1.00         $1.00         $1.00
                                  -------------------------------------------------------------------------------------------------
     Net investment income               .05           .05           .03           .03           .04           .06           .08
     Net realized gain (loss)
       on investments                    Nil           Nil          (Nil)           --           Nil            --            --
                                  -------------------------------------------------------------------------------------------------
     Total from investment
       operations                        .05           .05           .03           .03           .04           .06           .08
                                  -------------------------------------------------------------------------------------------------
     Dividends paid from:
       Net investment
         income                         (.05)         (.05)         (.03)         (.03)         (.04)         (.06)         (.08)
       Realized gain on
         investments                      --            --            --            --          (Nil)           --            --
                                  -------------------------------------------------------------------------------------------------
     Net asset value, end of
       year                            $1.00         $1.00         $1.00         $1.00         $1.00         $1.00         $1.00
                                  -------------------------------------------------------------------------------------------------
     Total return                       4.92%         5.08%         3.08%         2.85%         4.37%         6.41%         8.03%

Ratios/Supplemental Data:

     Ratios to average net assets:
       Expenses                          .70%          .71%          .72%          .76%          .75%          .74%          .74%
       Net investment income            4.81%         5.03%         3.05%         2.82%         4.11%         6.26%         7.73%

     Net assets, end of year (in
       thousands)                  $1,224,481    $1,153,130      $786,321      $754,996      $733,789      $860,954      $923,249




                                     For the Years Ended August 31,
                                  -----------------------------------
                                      1989       1988*       1987
---------------------------------------------------------------------
Per Share Operating Performance:
     Net asset value,
       beginning of year             $1.00      $1.00       $1.00
                                  -----------------------------------
     Net investment income             .08        .06         .06
     Net realized gain (loss)
       on investments                   --         --          --
                                  -----------------------------------
     Total from investment
       operations                      .08        .06         .06
                                  -----------------------------------
     Dividends paid from:
       Net investment
         income                       (.08)      (.06)       (.06)
       Realized gain on
         investments                    --         --          --
                                  -----------------------------------
     Net asset value, end of
       year                          $1.00      $1.00       $1.00
                                  -----------------------------------
     Total return                     8.56%      6.56%       5.69%

Ratios/Supplemental Data:

     Ratios to average net assets:
       Expenses                        .88%       .84%        .83%
       Net investment income          8.30%      6.45%       5.50%

     Net assets, end of year (in
       thousands)                  $723,662   $436,759    $321,109

------------
* On July 18, 1988, the responsibility for the Trust's management was transferred from LM Research Limited Partnership to Legg Mason Fund Adviser, Inc. and Western Asset Management Company.


ADDITIONAL INFORMATION ABOUT LEGG MASON U.S. GOVERNMENT INTERMEDIATE-TERM PORTFOLIO

Financial Highlights

         Intermediate-Term offers two classes of shares, Primary Shares and Navigator Shares. Only Primary Shares are involved in the Reorganizations. The information for Primary Shares set forth below reflects the 12b-1 fees paid by that Class.

         The following financial highlights table for the years 1987 through 1995 has been derived from Intermediate-Term's financial statements which have been audited by Coopers & Lybrand, L.L.P., independent accountants. Information in the table for the six-month period ending June 30, 1996 has not been audited. Intermediate-Term's financial statements for the year ended December 31, 1995 and the report of Coopers & Lybrand L.L.P. thereon are included in its Annual Report to Shareholders and are incorporated by reference in the Statement of Additional Information. The annual report is available to shareholders without charge by calling your Legg Mason or affiliated investment executive or Legg Mason's Funds Marketing Department at 800-822-5544.


                                     For Six                           YEARS ENDED DECEMBER 31,
                                  Months Ended
                                  June 30, 1996
                                   (Unaudited)
                                                    1995       1994        1993       1992        1991       1990
Per Share Operating Performance:
  Net asset value, beginning of
    period                           $10.47         $9.72      $10.43      $10.70     $10.77      $10.29     $10.20
  Net investment income                0.30(B)       0.57(B)     0.51(B)     0.53(B)    0.60(B)     0.72(B)    0.78(B)
  Net realized and unrealized
    gain (loss) on investments,
    options and futures               (0.30)         0.75       (0.71)       0.17       0.05        0.70       0.09
  Total from investment
    operations                         ---           1.32       (0.20)       0.70       0.65        1.42       0.87
  Distribution to shareholders:
    Net investment income             (0.30)        (0.57)      (0.51)      (0.53)     (0.60)      (0.72)     (0.78)
    Net realized gain                  ---           ---         ---        (0.39)     (0.12)      (0.22)      ---
    In excess of net realized gain
      on investments                   ---           ---         ---        (0.05)      ---         ---        ---
  Total distributions                 (0.30)        (0.57)      (0.51)      (0.97)     (0.72)      (0.94)     (0.78)
  Net asset value, end of period     $10.17        $10.47       $9.72      $10.43     $10.70      $10.77     $10.29
  Total return(B,E)                   (0.01)%(C)    13.9%       (1.9)%       6.6%       6.3%       14.4%       9.1%
Ratios/Supplemental Data:
  Ratios to average net assets:
    Expenses                           0.97%(B,D,E)  0.9%(B,E)   0.9%(B,E)   0.9%(B,E)  0.9%(B,E)   0.8%(B,E)  0.6%(B,E)
    Net investment income              5.8%(B,D,E)   5.6%(B,E)   5.1%(B,E)   4.8%(B,E)  5.5%(B,E)   6.7%(B,E)  7.7%(B,E)
  Portfolio turnover rate            356.1%(D)     289.9%      315.7%      490.2%     512.6%      642.8%      67.0%
  Net assets, end of period
    (in thousands)                 $222,858      $231,886    $231,255    $299,529   $307,320    $211,627    $74,423


                                               YEARS ENDED DECEMBER 31,



                                            1989        1988       1987(A)
Per Share Operating Performance:
  Net asset value, beginning of
    period                                 $9.79       $9.92      $10.00
  Net investment income                     0.80(B)     0.74(B)     0.30(B)
  Net realized and unrealized
    gain (loss) on investments,
    options and futures                     0.41       (0.12)      (0.08)
  Total from investment
    operations                              1.21        0.62        0.22

  Distribution to shareholders:
    Net investment income                  (0.80)      (0.74)      (0.30)
    Net realized gain                       ---        (0.01)       ---
    In excess of net realized gain
      on investments                        ---         ---         ---
  Total distributions                      (0.80)      (0.75)      (0.30)
  Net asset value, end of period          $10.20       $9.79       $9.92
  Total return(B,E)                        12.8%        6.4         2.2%
Ratios/Supplemental Data:
  Ratios to average net assets:
    Expenses                                0.8%(B,E)   1.0%(B,E)   1.0%(B,D,E)
    Net investment income                   7.9%(B,E)   7.4%(B,E)   7.4%(B,D,E)
  Portfolio turnover rate                  57.3%      132.5%       66.3%
  Net assets, end of period
    (in thousands)                       $43,051     $27,087     $16,617

--------------------------------
(A) For the period August 7, 1987 (commencement of operations) to December 31, 1987.
(B) Net of fees waived and reimbursements made by the Manager for expenses in excess of voluntary limitations as follows: 1.0% until September 10, 1989; 0.5% until March 31, 1990; 0.6% until December 31, 1990; 0.75% until April 30, 1991; 0.8% until December 31, 1991; 0.85% until August 31, 1992; 0.9%
    until April 30, 1995; 0.95% until April 30, 1996; and 1.00% until December 31, 1996.
(C) Not annualized for periods of less than a full year.
(D) Annualized.
(E) Includes distribution fee of 0.5%


                                 MISCELLANEOUS

Available Information

         Each  Trust  is  subject  to  the  informational  requirements  of  the
Securities Exchange Act of 1934 and the 1940 Act and in accordance therewith files reports, proxy material and other information with the SEC. Such reports, proxy material and other information can be inspected and copied at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, the Midwest Regional Office of the SEC, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611, and the Northeast Regional Office of the SEC, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20459 at prescribed rates.

Legal Matters

         Certain legal matters in connection with the issuance of Cash Reserve and Intermediate-Term shares as part of the Reorganizations will be passed upon by Kirkpatrick & Lockhart LLP, counsel to Cash Reserve and Intermediate-Term.

Experts

         The audited financial statements of Cash Reserve, Cash Fund, Fixed Income, Short Term and IntermediateTerm, incorporated herein by reference and incorporated by reference or included in their respective Statements of Additional Information, have been audited by Ernst & Young LLP (with respect to Cash Reserve), Arthur Andersen LLP (with respect to the Acquired Funds) and Coopers & Lybrand L.L.P. (with respect to Intermediate-Term), independent auditors, whose reports thereon are included in the Funds' Annual Reports to Shareholders for the fiscal years ended August 31, 1996 (with respect to Cash Reserve), March 31, 1996 (with respect to the Acquired Funds) and December 31, 1995 (with respect to Intermediate-Term), respectively. The financial statements audited by Ernst & Young LLP, Arthur Andersen LLP and Coopers & Lybrand L.L.P. have been incorporated herein by reference in reliance on their reports given on their authority as experts in auditing and accounting.

                         LEGG MASON CASH RESERVE TRUST
             LEGG MASON U.S. GOVERNMENT INTERMEDIATE-TERM PORTFOLIO
                  (a series of Legg Mason Income Trust, Inc.)

                          Legg Mason Wood Walker, Inc.
                            111 South Calvert Street
                            Baltimore, MD 21203-1476
                           (Toll Free) 1-800-822-5544


                          BARTLETT CASH RESERVES FUND
                    (a series of Bartlett Management Trust)
                           BARTLETT FIXED INCOME FUND
                         BARTLETT SHORT TERM BOND FUND
                   (each a series of Bartlett Capital Trust)


                                 Bartlett & Co.
                             36 East Fourth Street
                             Cincinnati, Ohio 45202
                           (Toll Free) 1-800-822-5544


                      STATEMENT OF ADDITIONAL INFORMATION

       This statement of Additional Information relates specifically to the proposed reorganizations whereby Legg Mason Cash Reserve Trust ("Cash Reserve") would acquire the assets of Bartlett Cash Reserves Fund ("Cash Fund"), a series of Bartlett Management Trust, in exchange solely for shares of beneficial interest in Cash Reserve and the assumption by Cash Reserve of Cash Fund's liabilities, and Legg Mason U.S. Government Intermediate-Term Portfolio ("Intermediate-Term"), a series of Legg Mason Income Trust, Inc. ("Income Trust"), would acquire the assets of Bartlett Fixed Income Fund ("Fixed Income"), a series of Bartlett Capital Trust ("Capital Trust"), and Bartlett Short Term Bond Fund ("Short Term"), also a series of Capital Trust, in exchange solely for shares of common stock of Intermediate-Term and the assumption by Intermediate-Term of Fixed Income's and Short Term's respective liabilities ("Cash Fund," "Fixed Income" and "Short Term" shall be collectively referred to herein as the "Acquired Funds.") This Statement of Additional Information consists of this two page statement and the following described documents, each of which is incorporated by reference herein:

       (1) The Statement of Additional Information of Cash Reserve, dated April 1, 1996, previously filed on EDGAR, Accession Number
            0000950169-96-000074;

       (2) The Statement of Additional Information of Intermediate-Term, dated May 1, 1996, previously filed on EDGAR, Accession Number 0000916641-96-000344;

       (3) The Statements of Additional Information of the Acquired Funds, dated August 1, 1996 previously filed on EDGAR, Accession Numbers 0000950169-96-001395 and 0000950169-96-001396, respectively;


       (4) Annual Report to Shareholders of Cash Reserve for the fiscal year ended August 31, 1996, filed on EDGAR, Accession Number 0000950169-96-000381;


       (5) The Annual Report to Shareholders of Intermediate-Term for the fiscal year ended December 31, 1995, previously filed on EDGAR, Accession Number 0000950169-96-000011;

       (6) The Annual Report to Shareholders of the Acquired Funds for the fiscal year ended March 31, 1996, previously filed on EDGAR, Accession Numbers 0000950169-96-000156 and 0000950169-96-000155;

       (7) The Semi-Annual Report to Shareholders of Intermediate-Term for the six-months ended June 30, 1996, previously filed on EDGAR, Accession Number 0000916641-96-000739; and

       (8) Pro forma financial statements reflecting Intermediate-Term and Fixed Income combined for the twelve-month period as of June 30, 1996.

      This Statement of Additional Information is not a prospectus and should be read only in conjunction with the Prospectus/Proxy Statement dated October ____, 1996 relating to the above-referenced matter. A copy of the Prospectus/Proxy Statement may be obtained without charge and further inquiries may be made by contacting your Bartlett & Co. investment representative or by calling toll-free 1-800-822-5544. This Statement of Additional Information is dated October _____, 1996.

                                   APPENDIX A

             AGREEMENTS AND PLANS OF REORGANIZATION AND TERMINATION


                                [SEE EXHIBIT 4]


                      LEGG MASON CASH RESERVE TRUST, INC.
                                     PART C
                               OTHER INFORMATION

Item 15.          Indemnification

         This item is incorporated by reference to Item 27 of Part C of Post-Effective Amendment No. 33 to the Registration Statement, SEC File No. 2-62218, filed February 1, 1996.

(b)      Exhibits:
         (1)  (a) Declaration of Trust 1/
              (b) Amendment No. 1 to the Declaration of Trust 2/
         (2)  (a) By-Laws (As Restated and Amended February 2, 1987) 3/
         (3)  Voting trust agreement - none

         (4)  Agreement and Plan of Reorganization and Termination 6/

         (5) Instruments defining the rights of holders of the Registrant's shares of beneficial interest - none
         (6) (a) Management Agreement 4/
             (b) Investment Advisory Contract 4/

         (7)  Underwriting Agreement 6/

         (8)  Bonus, profit sharing or pension plans - none
         (9) (a) Custodian Agreement 3/
             (b) Amendment to Custodian Agreement 5/

        (10)  Plan pursuant to Rule 12b-1 6/
        (11) Opinion and consent of Kirkpatrick & Lockhart LLP regarding the legality of securities being registered 6/
        (12) Opinion and consent of Kirkpatrick & Lockhart LLP regarding certain tax matters 6/

        (13)  Transfer Agency and Service Agreement 5/
        (14)  (a)  Consent of Ernst & Young LLP (filed herewith)
              (b)  Consent of Arthur Andersen LLP 6/
        (15)  Financial statements omitted from Part B - none



        (16)  Copies of manually signed Power of Attorney (filed herewith)
        (17)  Additional Exhibits
              (a)  Declaration of Rule 24f-2 6/
              (b)  Proxy Card 6/


1/ Incorporated herein by reference to corresponding Exhibit of the initial Registration Statement on Form S-5 filed on July 27, 1978.

2/ Incorporated herein by reference to corresponding Exhibit of Post-Effective Amendment No. 2 to the initial Registration Statement filed on September 12, 1979.

3/ Incorporated herein by reference to corresponding Exhibit of Post-Effective Amendment No. 21 to the initial Registration Statement filed on October 15, 1987.

4/ Incorporated herein by reference to corresponding Exhibit of Post-Effective Amendment No. 22 to the initial Registration Statement filed on August 9, 1988.

5/ Incorporated herein by reference to corresponding Exhibit of Post-Effective Amendment No. 26 to the Registration Statement filed on December 31, 1991.


6/ Incorporated herein by reference to corresponding Exhibit of Registration Statement on Form N-14, filed September 24, 1996.


Item 17.  Undertakings

         (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of the prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                 SIGNATURE PAGE

         As  required  by  the  Securities   Act  of  1933,  as  amended,   this
amended Registration Statement has been signed on behalf of the Registrant, in the City of Baltimore and the State of Maryland, on the 14th day of October, 1996.

                                     LEGG MASON CASH RESERVE TRUST



                                     By:  /s/ John F. Curley, Jr.
                                          John F. Curley, Jr.
                                          Chairman of the Board,
                                          President and Trustee





         Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

          Signature                      Title                       Date

/s/ John F. Curley Jr.             Chairman of the Board,      October 14, 1996
-----------------------------        President and Trustee
John F. Curley, Jr.


/s/ Edmund J. Cashman, Jr.         Trustee                     October 14, 1996
-----------------------------
Edmund J. Cashman, Jr.


/s/ Richard G. Gilmore*            Trustee                     October 14, 1996
-----------------------------
Richard G. Gilmore*

/s/ Charles F. Haugh*              Trustee                     October 14, 1996
-----------------------------
Charles F. Haugh*


/s/ Arnold L. Lehman*              Trustee                     October 14, 1996
-----------------------------
Arnold L. Lehman*


/s/ Jill E. McGovern*              Trustee                     October 14, 1996
-----------------------------
Jill E. McGovern*


/s/ T.A. Rodgers*                  Trustee                     October 14, 1996
-----------------------------
T.A. Rodgers*


/s/ Edward A. Taber, III*          Trustee                     October 14, 1996
-----------------------------
Edward A. Taber, III*

/s/ Marie K. Karpinski             Vice President              October 14, 1996
-----------------------------        and Treasurer
Marie K. Karpinski


-------------
* Signatures affixed by Marie K. Karpinski pursuant to a power of attorney dated May 10, 1996, a copy of which is filed herewith.